Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of June 30, 2010

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

in thousands of Brazilian reais (R$)

(Unaudited)

	Note	June 30, 2010	December 31, 2009
CURRENT ASSETS
Cash and cash equivalents		1,875,269	2,091,944
Short-term investments
Held for Trading	4	1,993,705	2,619,418
Available for sale	4	401,528	58,296
Trade accounts receivables, net		3,568,689	2,585,709
Inventories	5	7,181,048	5,751,593
Tax credits		698,847	788,564
Prepaid expenses		93,891	66,761
Unrealized gains on derivatives	11	4,260	5,737
Other current assets		202,543	196,664
		16,019,780	14,164,686

NON-CURRENT ASSETS
Long-term investments	4	46,832	49,690
Tax credits		371,832	484,434
Deferred income taxes	6	1,506,070	1,347,036
Unrealized gains on derivatives	11	20,872	14,297
Prepaid expenses		97,411	99,097
Judicial deposits		401,022	324,678
Other non-current assets		214,200	215,251
Prepaid pension cost		547,285	516,360
Investments in associates and jointly-controlled entities		1,271,002	1,199,910
Other investments		18,878	19,635
Goodwill	8	8,603,983	8,424,341
Other intangibles		969,668	992,800
Property, plant and equipment, net	7	16,238,916	16,731,101
		30,307,971	30,418,630

TOTAL ASSETS		46,327,751	44,583,316

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

in thousands of Brazilian reais (R$)

(Unaudited)

	Note	June 30, 2010	December 31, 2009
CURRENT LIABILITIES
Trade accounts payable		2,315,447	1,705,058
Short-term debt	9	1,369,661	1,356,781
Debentures		113,166	—
Taxes payable		703,290	675,681
Payroll and related liabilities		440,321	354,518
Dividends payable		16,203	365,811
Unrealized losses on derivatives	11	1,467	2,483
Environmental liabilities		11,199	9,835
Other current liabilities		312,355	348,354
		5,283,109	4,818,521

NON-CURRENT LIABILITIES
Long-term debt	9	12,794,682	12,563,155
Debentures	10	475,694	600,979
Deferred income taxes	6	2,225,941	2,273,759
Unrealized losses on derivatives	11	120,108	90,377
Provision for tax, civil and labor liabilities	12	554,428	447,171
Environmental liabilities		65,924	66,642
Employee benefits		829,290	961,300
Put options on non-controlling interests	11-f	451,469	518,096
Other non-current liabilities		299,233	238,523
		17,816,769	17,760,002

EQUITY	14
Capital		14,184,805	14,184,805
Treasury stocks		(165,519)	(124,685)
Legal reserve		200,205	200,205
Stock options		14,639	9,018
Retained earnings		6,637,685	5,578,045
Other reserves		(1,438,635)	(1,339,915)
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		19,433,180	18,507,473

NON-CONTROLLING INTERESTS		3,794,693	3,497,320

EQUITY		23,227,873	22,004,793

TOTAL LIABILITIES AND EQUITY		46,327,751	44,583,316

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

in thousands of Brazilian reais (R$)

(Unaudited)

		For the Three months period ended		For the Six months period ended
	Note	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

NET SALES		8,295,748	6,401,515	15,403,334	13,369,300

Cost of sales	18	(6,481,762)	(5,643,588)	(12,182,041)	(11,870,126)

GROSS PROFIT		1,813,986	757,927	3,221,293	1,499,174

Selling expenses	18	(137,924)	(106,097)	(259,149)	(212,262)
General and administrative expenses	18	(475,658)	(453,201)	(857,719)	(945,402)
Impairment of assets	18	—	(978,594)	—	(978,594)
Restructuring costs	18	—	(101,469)	—	(101,469)
Other operating income	18	9,910	29,233	48,518	111,324
Other operating expenses	18	(8,555)	(19,287)	(25,006)	(54,708)
Equity in earnings of unconsolidated companies		45,926	(55,753)	61,228	(120,716)

NET INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		1,247,685	(927,241)	2,189,165	(802,653)

Financial income	19	71,680	139,463	147,482	238,835
Financial expenses	19	(302,332)	(335,330)	(555,534)	(728,364)
Exchange variations, net	19	(25,591)	696,096	(96,436)	844,946
Gain and losses on derivatives, net	19	1,019	16,762	2,468	(16,286)

NET INCOME (LOSS) BEFORE TAXES		992,461	(410,250)	1,687,145	(463,522)

Income and social contribution taxes
Current	6	(200,400)	(140,814)	(386,364)	(85,120)
Deferred	6	63,908	221,969	127,932	254,546

NET INCOME (LOSS) FOR THE PERIOD		855,969	(329,095)	1,428,713	(294,096)

ATTRIBUTED TO:
Owners of the parent		733,056	(266,060)	1,237,321	(177,628)
Non-controlling interests		122,913	(63,035)	191,392	(116,468)
		855,969	(329,095)	1,428,713	(294,096)

Basic net income (loss) per share - preferred and common	15	0.52	(0.19)	0.87	(0.13)

Diluted net income (loss) per share - preferred and common	15	0.52	(0.19)	0.87	(0.13)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

in thousands of Brazilian reais (R$)

(Unaudited)

	For the Three months period ended				For the Six months period ended
	June 30, 2010		June 30, 2009		June 30, 2010		June 30, 2009
Net income (loss) for the period		855,969		(329,095)		1,428,713		(294,096)
Net unrealized Losses on defined benefit pension plan, gross of tax of R$ (11,514)		—		—		—		(33,445)
Cumulative translation difference		(124,629)		(2,667,487)		60,082		(3,125,531)
Unrealized Gains (Losses) on net investment hedge		(30,750)		545,400		(90,450)		578,100
Cash flow hedges
Unrealized Gains (Losses), gross of tax of R$ (252), R$ 39,334, (R$ 13,247) and R$ 68,194, respectively	(993)		109,341		(34,922)		184,771
Reduced by: reclassification adjustments of gains included in net income, gross of tax of R$ 5,276 and R$ 5,571, respectively	18,981	17,988	—	109,341	19,874	(15,048)	—	184,771
Unrealized (Losses) Gains on available for sale securities, gross of tax of R$ 31, R$ 140, R$ (55) and R$ 5,680, respectively		88		425		(192)		17,213
Income tax relating to components of other comprehensive income		(5,055)		(39,474)		7,731		(62,360)

Total comprehensive income for the period, net of tax		713,611		(2,380,890)		1,390,836		(2,735,348)

Total comprehensive income attributable to:
Owners of the parent		537,514		(1,790,378)		1,138,601		(1,950,190)
Non-controlling interests		176,097		(590,512)		252,235		(785,158)
		713,611		(2,380,890)		1,390,836		(2,735,348)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

(Unaudited)

	Attributed to parent company’s interest
						Other reserves
	Capital	Treasury stock	Legal reserve	Stock option	Retained earnings	Gains and losses on available for sale securities	Gains and losses on net investment hedge	Gains and losses on derivatives	Cumulative translation difference	Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
Balance as of January 1, 2009	14,184,805	(122,820)	144,062	1,426	4,841,602	(9,452)	(634,050)	(117,063)	1,877,992	20,166,502	4,877,076	25,043,578
2009 Changes in Equity
Net income (loss) for the period	—	—	—	—	(177,628)	—	—	—	—	(177,628)	(116,468)	(294,096)
Other comprehensive income (loss) recognized in the period	—	—	—	—	(14,128)	10,881	578,100	44,542	(2,391,957)	(1,772,562)	(668,690)	(2,441,252)
Total comprehensive income (loss) recognized in the period	—	—	—	—	(191,756)	10,881	578,100	44,542	(2,391,957)	(1,950,190)	(785,158)	(2,735,348)
Stock option expenses recognized in the period	—	—	—	5,017	—	—	—	—	—	5,017	—	5,017
Stock option exercised during the period	—	3,593	—	(1,697)	—	—	—	—	—	1,896	—	1,896
Dividends/interest on capital	—	—	—	—	(56,816)	—	—	—	—	(56,816)	(37,192)	(94,008)
Non-controlling interest on consolidated entities	—	—	—	—	888	—	—	—	—	888	72,748	73,636
Effect of IAS 29 - Hyperinflationary economies adoption	—	—	—	—	31,264	—	—	—	—	31,264	612	31,876
Put options	—	—	—	—	—	—	—	—	—	—	28,983	28,983
Balance as of June 30, 2009	14,184,805	(119,227)	144,062	4,746	4,625,182	1,429	(55,950)	(72,521)	(513,965)	18,198,561	4,157,069	22,355,630

Balance as of January 01, 2010	14,184,805	(124,685)	200,205	9,018	5,578,045	1,952	259,650	(22,147)	(1,579,370)	18,507,473	3,497,320	22,004,793
2010 Changes in Equity
Net income for the period	—	—	—	—	1,237,321	—	—	—	—	1,237,321	191,392	1,428,713
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	(126)	(90,450)	(2,124)	(6,020)	(98,720)	60,843	(37,877)
Total comprehensive income (loss) recognized in the period	—	—	—	—	1,237,321	(126)	(90,450)	(2,124)	(6,020)	1,138,601	252,235	1,390,836
Stock option expenses recognized in the period	—	—	—	6,820	—	—	—	—	—	6,820	—	6,820
Stock option exercised during the period	—	3,786	—	(1,199)	—	—	—	—	—	2,587	—	2,587
Dividends/interest on capital	—	—	—	—	(170,297)	—	—	—	—	(170,297)	(31,768)	(202,065)
Non-controlling interest on consolidated entities	—	—	—	—	(7,384)	—	—	—	—	(7,384)	59,293	51,909
Put options	—	—	—	—	—	—	—	—	—	—	17,613	17,613
Treasury stock	—	(44,620)	—	—	—	—	—	—	—	(44,620)	—	(44,620)
Balance as of June 30, 2010	14,184,805	(165,519)	200,205	14,639	6,637,685	1,826	169,200	(24,271)	(1,585,390)	19,433,180	3,794,693	23,227,873

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands of  Brazilian reais (R$)

(Unaudited)

		For the Six months period ended
	Note	June 30, 2010	June 30, 2009

Cash flows from operating activities
Net income (loss) for the period		1,428,713	(294,096)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	18	931,841	916,863
Impairment of assets		—	978,594
Restructuring costs		—	101,469
Equity in earnings of unconsolidated companies	17	(61,228)	120,716
Exchange variation, net	19	96,436	(844,946)
Gains and losses on derivatives, net	19	(2,468)	16,286
Post-employment benefits		6,712	96,046
Stock based remuneration		24,909	5,017
Income tax	6	258,432	(169,426)
Gain on disposal of property, plant and equipment and investments		(2,842)	(10,913)
(Reversal) Allowance for doubtful accounts		(494)	26,854
Provision for tax, labor and civil claims		107,559	11,620
Interest income and other financial incomes		(101,484)	(140,771)
Interest expense	19	427,056	562,707
Provision for net realisable value adjustment in inventory		8,857	103,914
Reversal of net realisable value adjustment in inventory		(58,460)	(168,348)
		3,063,539	1,311,586
Changes in assets and liabilities:
(Increase) Decrease in trade accounts receivable		(944,107)	312,674
(Increase) Decrease in inventories		(1,354,712)	3,505,028
Increase (Decrease) in trade accounts payable		600,885	(839,012)
(Increase) Decrease in other receivables		(57,012)	106,673
Increase (Decrease) in other payables		76,391	(493,883)
Distributions from joint-controlled entities		41,890	938
Purchases of trading securities		(51,381)	(1,118,185)
Proceeds from maturities and sales of trading securities		802,247	1,385,768
Cash provided by operating activities		2,177,740	4,171,587

Interest paid on loans and financing		(157,023)	(558,569)
Income and social contribution taxes paid		(260,204)	(136,539)
Net cash provided by operating activities		1,760,513	3,476,479

Cash flows from investing activities
Additions to property, plant and equipment		(453,583)	(807,134)
Proceeds from sales of property, plant and equipment, investments and other intangibles		4,854	30,493
Additions to other intangibles		(2,534)	(84,430)
Payments for business acquisitions, net of cash of acquired entities		—	(4,200)
Purchases of available for sale securities		(520,819)	(992,933)
Proceeds from sales of available for sale securities		189,510	871,034
Net cash used in investing activities		(782,572)	(987,170)

Cash flows from financing activities
Purchase of own shares		(44,620)	—
Dividends and interest on capital paid		(721,265)	(106,633)
Payment of loans and financing fees		(2,987)	(37,200)
Proceeds from loans and financing		914,866	1,949,294
Repayment of loans and financing		(1,328,791)	(2,930,508)
Intercompany loans, net		591	(214,916)
Net cash used in financing activities		(1,182,206)	(1,339,963)

Exchange variation on cash and cash equivalents		(12,410)	(191,972)

(Decrease) Increase in cash and cash equivalents		(216,675)	957,374
Cash and cash equivalents at beginning of period		2,091,944	2,026,609
Cash and cash equivalents at end of period		1,875,269	2,983,983

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil, and is a holding company in the Gerdau Group, which comprises subsidiaries, associates and jointly-controlled entities engaged in the production and sale of steel products from plants located in Brazil, Argentina, Chile, Colombia, Guatemala, Mexico, Peru, Dominican Republic, Uruguay, Venezuela, United States, Canada, Spain, and India. The Gerdau Group started its path of expansion over a century ago and it is one of the main players in the process of consolidating the global steel industry. The Company produces common long steel, special steels and flat steels, mainly through the production process in electric furnaces using scrap and pig iron that are mostly purchased in the region in which each plant operates (mini-mill concept), and also produces steel from iron ore (through blast furnaces and direct reduction). Its products serve the sectors of civil construction, industry, automotive and agriculture.

The Condensed Consolidated Interim Financial Statements of Gerdau S.A and subsidiaries (collectively referred to as the “Company”) were approved by the Board of Directors on September 13, 2010.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Condensed Consolidated Interim Financial Statements for the three-month and six-month periods ended June 30, 2010 have been prepared in accordance with the International Accounting Standard (IAS) Nº 34, that establishes the content of a condensed interim financial statement. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2009, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of financial instruments, which are measured at fair value.

The same accounting policies and methods of calculation were used in these Condensed Consolidated Interim Financial Statements as they were applied in the Consolidated Financial Statements as of December 31, 2009, except for the impact of the adoption of standards and interpretations of rules described below.

2.2 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting procedures and IFRIC interpretations were issued and/or reviewed and have their optional or mandatory adoption for the period beginning on January 1, 2010. The Company’s assessment on the impact of these new procedures and interpretations is as follows:

Standards and Interpretations in force and or adopted in advance

IAS 27 — Consolidated and Separate Financial Statements

In January 2008, the IASB issued a revised version of IAS 27, whose changes are related, primarily, to accounting for non-controlling interests and the loss of control of a subsidiary. This amended Standard must be applied to years beginning on or after July 1, 2009. The revised Standard has resulted in changes in the Company’s accounting policies regarding increases or decreases in ownership interests in its subsidiaries. In prior years, in the absence of specific requirements in IFRSs, increases in interests in existing subsidiaries were treated in the same manner as the acquisition of subsidiaries, with goodwill or a bargain purchase gain being recognized where appropriate. The impact of decreases in interests in subsidiaries that did not involve loss of control (being the difference between the consideration received and the carrying amount of the share of net assets disposed of) was recognized in profit or loss. Under IAS 27 (2008), all increases or decreases in such interests are dealt with in equity, with no impact on goodwill or profit or loss. When control of a subsidiary is lost as a result of a transaction, event or other circumstance, the revised Standard requires that the Group derecognizes all assets, liabilities and non-controlling interests at their carrying amount. Any retained interest in the former subsidiary is recognized at its fair value at the date that control is lost. This fair value is reflected in the calculation of the

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

gain or loss on disposal attributable to the parent, and becomes the initial carrying amount for subsequent accounting for the retained interest under IAS 28, IAS 31 or IAS 39. The adoption of this amendment is expected to affect the accounting for changes in ownership interest in future accounting periods, but the impact will only be determined once the detail of future transactions is known.

IFRS 3 — Business Combinations

In January 2008, the IASB issued a revised version of the IFRS 3, which deals with the recognition and measurement in the financial statements of acquired assets, assumes liabilities and non-controlling interests, despite the goodwill originated in a business combination and disclosures related to the subject. These changes are effective for years beginning on or after July 1, 2009. The adoption of this amendment is also expected to affect the accounting for business combinations in future accounting periods, but the impact will only be determined once the detail of future business combination transactions is known.

IAS 39 — Financial Instruments: Recognition and Measurement

In July 2008, the IASB issued a revised version of IAS 39 which deals with items eligible for hedge. The changes are effective for years beginning on or after July 1, 2009. The adoption of this amendment did not have an impact in the Company’s Consolidated Financial Statements.

IAS 39 e IFRIC 9 - Embedded Derivatives

In March 2009, the IASB revised IAS 39 and IFRIC 9, which deal with aspects related to the recognition of derivatives. The entity is required to implement these changes for years beginning on or after June 30, 2009. The adoption of these changes did not have an impact in the Company’s Consolidated Financial Statements.

IFRS Annual improvements of April 2009

In April 2009, the IASB revised various standards and interpretations as follows: IFRS 2, IFRS 5, IFRS 8, IAS 1, IAS 7, IAS 17, IAS 18, IAS 36, IAS 38, IAS 39, IFRIC 9 and IFRIC 16. The changes in the standards IFRS 2 and IAS 38 and interpretations IFRIC 9 and IFRIC 16 are effectives for years beginning on or after July 1, 2009. The other changes in standards are effective for years beginning on or after January 1, 2010. The adoption of these regulations did not have an impact in the Company’s Consolidated Financial Statements.

IFRS 2 — Share-based Payment

In June 2009, the IASB revised rule IFRS 2, which deals with share based payments settled in cash or other assets, or by the issuance of equity instruments. This change is effective for years beginning on or after January 1, 2010. The adoption of this revised rule did not have an impact in the Company’s Consolidated Financial Statements.

IFRS 1 — Additional Exemptions for First-time adopters

In July 2009, the IASB revised standard IFRS 1, which deals with additional exemptions for first-time IFRS’ adopters. This change is effective for years beginning on or after January 1, 2010. Because the Company has already adopted the IFRS, the change of this standard did not have an impact in the Company’s Consolidated Financial Statements.

IAS 32 — IFRS Classification of Rights Issues: Amendment to IAS 32

In October 2009, the IASB revised IAS 32, which deals with contracts that will or may be settled in the entity’s own equity instruments and establish that rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency are equity instruments. This change is effective for years beginning on or after February 1, 2010. The adoption of this revised standard did not have an impact in the Company’s Consolidated Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

IFRIC 17 — Distributions of Non-cash Assets to Owners

In November 2008, the IFRIC issued Interpretation 17, which deals with the distributions of non-cash assets to the owners. The entity is required to implement this Interpretation for years that begin on or after July 1, 2009, but earlier adoption is permitted. The adoption of this Interpretation did not have an impact in the Company’s Consolidated Financial Statements.

IFRIC 18 — Transfers of Assets from Customers

In January 2009, the IFRIC issued Interpretation 18, which deals with the transfer of assets from customers to the Company. The entity is required to prospectively implement this Interpretation for assets received from customers on or after July 1, 2009 and earlier adoption is permitted. The adoption of this Interpretation did not have an impact in the Company’s Consolidated Financial Statements.

Standards and Interpretations of standards not yet in force

IFRS 1 and IFRS 7— Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters

In January 2010, the IASB amended IFRS 1 and IFRS 7, which deal with aspects of comparative information disclosure of financial instruments. These changes are effective for years beginning on or after July 1, 2010. The adoption of these changes will not have an impact in the Company’s Consolidated Financial Statements.

IFRS 9 — Financial Instruments

In November 2009, the IASB issued the standard IFRS 9, which has the objective of replacing the standard IAS 39 — Financial Instruments: Recognition and measurement, in three phases. This standard represents the first part of phase 1 of replacement of IAS 39 and addresses the classification and measurement of financial assets. This standard is effective for years beginning on or after January 1, 2013. The Company is evaluating the effects related to the adoption of this standard and eventual difference in relation to IAS 39.

IFRIC 19 — Extinguishing Financial Liabilities with Equity Instruments

In November 2009, the IFRIC issued the interpretation IFRIC 19, which deals with the issuance of equity instruments by an entity to its creditor with the objective of settling financial liabilities. This interpretation is effective for years beginning on or after July 1, 2010. The adoption of this interpretation will not have an impact in the Company’s Consolidated Financial Statements.

IFRIC 14 — Prepayments of a Minimum Funding requirement — Amendments to IFRIC 14

In November 2009, the IFRIC amended interpretation IFRIC 14, which is applied in limited circumstances when an entity is subject to minimum funding requirements and performs a payment of contributions in advance to cover these requirements. These changes are effective for years beginning on or after January 1, 2011. The adoption of these changes will not have an impact in the Company’s Consolidated Financial Statements.

IAS 24 —Related Party Disclosures

In November 2009, the IASB revised IAS 24, which deals with disclosures of transactions with related parties and relationships between parents and subsidiaries. This change is effective for years beginning on or after January 1, 2011. The adoption of this revised standard will not have an impact in the Company’s Consolidated Financial Statements.

IFRS Annual improvements of May 2010

In May 2010, the IASB revised various standards and interpretations as follows: IFRS 1, IFRS 3, IFRS 7, IAS 1, IAS 27, IAS 34 and IFRIC 16. The change in the standard IFRS 3 is effective for years beginning on or after July 1, 2010. The other changes in standards are effective for years beginning on or after January 1, 2011. The Company is evaluating the effects related to the adoption of these changes in its Consolidated Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

NOTE 3 — CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The Condensed Consolidated Interim Financial Statements includes Gerdau S.A. and its subsidiaries in which it holds controlling interest.

3.1 - Subsidiaries

The Company did not have material changes of participation in controlled companies during the period ended June 30, 2010.

3.2 - Jointly-Controlled Entities

The Company did not have material changes of participation in jointly-controlled entities during the period ended June 30, 2010.

3.3 — Associate companies

The Company did not have material changes of participation in associate companies during the period ended June 30, 2010.

NOTE 4 - SHORT AND LONG-TERM INVESTMENTS

Held for trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income. On June 30, 2010 the Company held R$ 1,993,705 (R$ 2,619,418 as of December 31, 2009) in trading securities.

Available for sale securities

As of June 30, 2010 the Company held R$ 401,528 (R$ 58,296 as of December 31, 2009) in available for sale securities in current assets and R$ 46,832 (R$ 49,690 as of December 31, 2009) in non-current assets, net of provision for losses.

Gerdau Ameristeel

The subsidiary Gerdau Ameristeel invests its excess of cash in highly liquid securities classified as available for sale and which are recorded at fair value. On June 30, 2010 R$ 360,183 had been invested in these types of securities.

In previous years, the subsidiary Gerdau Ameristeel invested its excess of cash in variable interest rate bonds and graded as investment grade, called “Auction Rate Securities” which are recognized as available for sale securities. On June 30, 2010 Gerdau Ameristeel had US$ 26 million (R$ 46.8 million) in investments of this nature. These securities could not be sold over the past few months because sales orders exceeded purchase orders. As a result of this, Gerdau Ameristeel is not able to sell these investments until a future auction is successful, the issuer decides to redeem these securities, or if the securities reach their redemption date in 2025. Even though Gerdau Ameristeel intends to sell these investments as soon as market liquidity returns, Gerdau Ameristeel reclassified these investments from current to non-current assets. Gerdau Ameristeel uses appraisal methods that include projected cash flow and similar transactions due to the lack of similar market transactions for measuring the value of this investment. On June 30, 2010, as a result of such analysis and other factors related to impairment of assets, Gerdau Ameristeel did not recognize any loss in the “Financial expense” account, compared to the same period of 2009. These securities will keep being analyzed each quarter so that possible new deterioration can be recognized as well as to ensure a correct classification in the balance sheet.

Other available for sale securities

As of June 30, 2010 other available-for-sale securities totaled R$ 41,345, which were recorded at their fair value and referred principally to short-term investments held by Gerdau MacSteel North America Inc. (Money Market Funds) in the

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

amount of US$ 16.4 million (R$ 29,604). These investments are valued based on market quotations and the Company does not intend to hold these securities as permanent investments.

NOTE 5 - INVENTORIES

	June 30, 2010	December 31, 2009
Finished products	2,597,751	1,975,003
Work in progress	1,488,597	1,258,384
Raw materials	1,600,977	1,213,984
Storeroom supplies	1,065,657	1,058,746
Advances to suppliers	207,484	214,467
Imports in transit	322,804	181,330
(-) Provision for market value adjustment	(102,222)	(150,321)
	7,181,048	5,751,593

The changes in the provision for adjustment to market value are as follows:

Balance as of December 31, 2008	(354,431)
Reversal of net realisable value adjustment	168,348
Provision for net realisable value adjustment	(103,914)
Exchange rate variation	28,559
Balance as of June 30, 2009	(261,438)
Balance as of December 31, 2009	(150,321)
Reversal of net realisable value adjustment	58,460
Provision for net realisable value adjustment	(8,857)
Exchange rate variation	(1,504)
Balance as of June 30, 2010	(102,222)

Inventories are insured against fire and flooding. The insurance coverage is based on the amounts and risks involved.

During the six-month periods ended on June 30, 2010 and June 30, 2009 the amounts of R$ 12,182,041 and R$ 11,870,126, were recognized, respectively, as cost of sales and freight. As of June 30, 2010, the cost of sales include the amounts of R$ 58,460 (R$ 168,348 as of June 30, 2009) related to inventories permanently written off and R$ 8,857 (R$ 103,914 as of June 30, 2009) related to the recognition of a provision for obsolescence and adjustment to market value.

NOTE 6 — INCOME AND SOCIAL CONTRIBUTION TAXES

The Company’s subsidiaries in Brazil received R$ 21,463 as of June 30, 2010 (R$ 12,115 as of June 30, 2009) of tax incentives in the form of income tax credits, related to technological innovation, funds for the rights of children and adolescents, PAT (Workers’ Meal Program), and cultural and artistic activities. The units of the subsidiary Gerdau Aços Longos S.A., located in the northeast region of Brazil, will receive until 2013, a 75% reduction in income tax on operating profit, which represented R$ 16,014 as of June 30, 2010 (R$ 12,276 as of June 30, 2009). The respective tax incentives were recorded directly in the income and social contribution tax account in the statement of income.

As of June 30, 2010, the Company had total tax loss carryforwards arising from its operations in Brazil of R$ 545,215 for income tax (R$ 340,248 as of December 31, 2009) and R$ 677,763 for social contribution tax (R$ 418,285 as of December 31, 2009), representing a deferred tax asset of R$ 197,302 (R$ 122,708 as of December 31, 2009). The Company believes that the amounts will be realized based on future taxable income. In addition to these deferred tax assets, the Company has not recorded a portion of the tax asset of R$ 39,980 (R$ 26,496 as of December 31, 2009), due to the lack of opportunity to use the tax loss carryforwards in one of its subsidiaries. Notwithstanding, these tax loss carryforwards do not have an expiration date.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

As of June 30, 2010, the subsidiary Gerdau Ameristeel has a deferred tax asset from tax losses in its operation in Canada in the amount of R$ 75,600 related to income tax (R$ 63,206 as of December 31, 2009). The subsidiary believes the amounts will be used with future taxable income, and historically the subsidiary has generated enough taxable income to the use of these assets.

As of June 30, 2010, the subsidiary Gerdau Ameristeel had R$ 145,848 (R$ 139,992 as of December 31, 2009) tax losses on capital losses that were not recognized in the condensed consolidated interim balance sheets. These losses relate primarily to the write-off of the subsidiary’s long-term investments and currently have no expiration date. The subsidiary had various state tax losses totaling R$ 247,737 (R$ 237,674 as of December 31, 2009), which expire on varying dates between 2010 and 2029. The subsidiary also had R$ 61,226 (R$ 57,460 as of December 31, 2009) state tax credits that were not recognized in the subsidiary’s condensed consolidated interim balance sheet. These credits will expire on varying dates between 2015 and 2018 except for a portion of R$ 14,021 (R$ 11,840 as of December 31, 2009), which has no expiration date.

Reconciliation of income tax (IR) and social contribution (CS) adjustments on the net income for the six-month periods ended:

	June 30, 2010	June 30, 2009
	Total	Total
Income (loss) before income taxes	1,687,145	(463,522)
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(573,629)	157,598
Tax adjustment with respect to:
- difference in tax rates in foreign companies	25,711	(35,172)
- equity in earnings of unconsolidated companies	20,818	(41,043)
- interest on equity	65,912	16,434
- tax incentives	37,477	24,391
- tax deductible goodwill recorded in statutory books	142,629	145,037
- permanent differences (net)	22,650	(97,819)
Income and social contribution taxes	(258,432)	169,426
Current	(386,364)	(85,120)
Deferred	127,932	254,546

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment — during the six-month period ended June 30, 2010, acquisitions amounted to R$ 453,583 (R$ 807,134 as of June 30, 2009), and disposals amounted to R$ 1,883 (R$ 143,537 as of June 30, 2009).

b) Capitalized borrowing costs — borrowing costs capitalized during the six-month period ended June 30, 2010 amounted to R$ 29,140 (R$ 48,048 as of June 30, 2009).

c) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 147,706 as of June 30, 2010 (R$ 218,833 as of December 31, 2009).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

NOTE 8 — GOODWILL

The changes in goodwill are as follows:

	Goodwill gross	Accumulated	Goodwill after
	amount	Impairment losses	Impairment losses
Balances as of January 01, 2009	11,333,021	(38,919)	11,294,102
(+/-) Exchange variation	(2,632,029)	29,377	(2,602,652)
(+) Additions	26,111	—	26,111
(-) Purchase price allocation adjustment	(91,563)	—	(91,563)
(-) Impairment losses	—	(201,657)	(201,657)
Balances as of December 31, 2009	8,635,540	(211,199)	8,424,341
(+/-) Exchange variation	171,638	8,004	179,642
Balances as of June 30, 2010	8,807,178	(203,195)	8,603,983

The amount of goodwill by segment is as follows:

	June 30, 2010	December 31, 2009
Brazil	376,322	376,322
Specialty Steels	1,949,321	1,933,685
Latin American	659,715	682,998
North America	5,618,625	5,431,336
	8,603,983	8,424,341

NOTE 9 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual charges (*)	June 30, 2010	December 31, 2009
Short term financing in Brazilian reais
Working capital	7.12%	133,332	130,830
Financing of investment	10.32%	126,066	259,722
Short term financing in foreign currency
Working capital (US$)	2.18%	273,101	124,894
Working capital (€)	3.52%	26,403	93,247
Working capital (Clp$)	1.34%	25,390	18,404
Working capital (Cop$)	7.40%	38,770	92,738
Working capital (PA$)	15.00%	215	472
Working capital (Mxn$)	6.99%	20,564	7,276
Financing of property, plant and equipment and others (US$)	2.74%	6,519	7,614
		650,360	735,197
Plus current portion of long-term financing		719,301	621,584
Short term financing plus current portion of long-term financing		1,369,661	1,356,781

Long-term financing in Brazilian reais
Working capital	7.56%	269,473	103,604
Financing of property, plant and equipament	8.17%	1,968,122	1,749,301
Long-term financing in foreign currency
Working capital (US$)	3.35%	1,164,205	1,141,440
Working capital (€)	3.52%	105,096	149,126
Working capital (Mxn$)	6.99%	8,823	12,041
Working capital (COP$)	7.40%	232,712	300,440
Bearer bonds (Perpetual bonds) (US$)	10.14%	1,083,032	1,046,780
Ten Year Bonds (US$)	7.13%	5,087,673	4,840,778
Term Loan Facility (US$)	2.49%	3,044,535	2,942,628
Advances on export contracts (US$)	6.02%	178,530	514,015
Financing of investment (US$)	3.18%	84,310	81,488
Financing of property, plant and equipament and others (US$)	2.91%	287,472	303,098
		13,513,983	13,184,739
Less: current portion		(719,301)	(621,584)
Long term financing minus current portion		12,794,682	12,563,155
Total financing		14,164,343	13,919,936

(*) Weighted average effective interest costs on June 30, 2010.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

Loans and financing denominated in Brazilian reais are indexed to the TJLP (long-term interest rate, which is established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES - National Bank for Economic and Social Development), or to the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas).

Summary of loans and financing by currency:

	June 30, 2010	December 31, 2009
Brazilian Real (R$)	2,496,993	2,243,457
U.S. Dollar (US$)	11,209,377	11,002,735
Euro (€)	131,499	242,373
Colombian Peso (Cop$)	271,482	393,178
Argentine Peso (PA$)	215	472
Chilean Peso (Clp$)	25,390	18,404
Mexican Peso (Mxn$)	29,387	19,317
	14,164,343	13,919,936

Timeline of installments payments of long term loans and financing is as follows:

	June 30, 2010	December 31, 2009
2011	308,078	677,664
2012	3,186,290	2,650,655
2013	1,682,716	2,305,967
2014	709,993	378,255
After 2015	6,907,605	6,550,614
	12,794,682	12,563,155

Covenants

As a way of monitoring the financial condition of the Company, the banks involved in certain of the financing agreements use restrictive covenants.

In the second quarter of 2009 the Company’s management, based on projections which took into account the economic crisis and its impacts on the steel market worldwide, concluded that there was a possibility that the Company would temporarily be in default of certain covenants in some debt agreements at the end of the third or fourth quarters of 2009.

Therefore, as a proactive initiative, the Company worked on a proposal for a temporary reset of the financial covenants and, during the second quarter of 2009, presented the proposal to its creditors involved in debt facilities subject to financial

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

covenants. On June 22, 2009 the Company obtained approval from 100% of the affected creditors, representing 43 banks and a portion of US$ 3.7 billion of the Company’s total indebtedness.

The covenant reset would be in place in case of a covenant breach, which was the case on September 30, 2009.

Below are brief descriptions of both the financial covenants originally required in the Company’s debt agreements as well as the temporary reset financial covenants.

All covenants mentioned below are calculated based on the Consolidated Financial Statements under IFRS of Gerdau S.A., except item IV, which refers to the consolidated financial statements of Metalúrgica Gerdau S.A..

I) Consolidated Interest Coverage Ratio — measures the interest expense payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation, Amortization and Impairment). The contractual ratio indicates that the EBITDA for the last 12 months should represent at least 3 times of the interest expense of the same period. As of June 30, 2010 such covenant was 4.8 times;

II) Consolidated Leverage Ratio — measures the level of gross debt in relation to EBITDA. The contractual ratio indicates that the gross debt should not surpass 4 times the EBITDA for the last 12 months. As of June 30, 2010 such covenant was 2.6 times;

III) Required Minimum Net Worth — measures the minimum net worth required in financial agreements. The contractual ratio indicates that the Net Worth must be greater than R$ 3,759,200. As of June 30, 2010 such level was R$ 23,227,873; and

IV) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms indicates that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of June 30, 2010 the current ratio was 3.0 times.

Due to non-compliance of the original financial covenant described on item I above, comes into force, starting September 30, 2009, the temporary covenant reset, valid up to September 30, 2010, where the covenants described in the items I and II above are temporarily replaced by the covenants described below:

a)              Consolidated Interest Coverage Ratio — EBITDA for the last twelve months should represent at least 2.5 times of the net interest expense (interest expense minus interest income) of the same period. As of June 30, 2010 such covenant was 6.8 times;

b)             Consolidated Leverage Ratio — Net debt (gross debt minus cash and cash equivalents) should not surpass 5 times EBITDA for the last 12 months. As of June 30, 2010 such covenant was 1.8 times;

c)              Maximum Gross Debt of US$ 11 billion. As of June 30, 2010 such debt was US$ 8.0 billion.

Pursuant to the financial agreements, the penalty for non-compliance with such financial covenants is the possibility of declaration of default by the creditors and loans having its maturity accelerated. The Company expects not to have the original covenants breached after September 30, 2010 and for the year ending December 31, 2010.

NOTE 10 - DEBENTURES

	General	Quantity as of June 30, 2010
Issuance	Meeting	Issued On	Portfolio	Maturity	Annual Charges (*)	June 30, 2010	December 31, 2009
3ª - A e B	May 27, 1982	144,000	84,338	June 1, 2011	CDI	113,166	115,844
7ª	July 14, 1982	68,400	13,378	July 1, 2012	CDI	49,470	33,838
8ª	November 11, 1982	179,964	67,962	May 2, 2013	CDI	282,923	313,986
9ª	June 10, 1983	125,640	71,131	September 1, 2014	CDI	46,542	42,380
11ª - A e B	June 29, 1990	150,000	123,601	June 1, 2020	CDI	96,759	94,931
						588,860	600,979

Current						113,166	—
Non-current						475,694	600,979

(*) CDI - Interbank Deposit Certificate and DI - Interbank Deposit

Maturities of long-term amounts are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

	June 30, 2010	December 31, 2009
2011	—	115,844
2012	49,470	33,838
2013	282,923	313,986
After 2013	143,301	137,311
	475,694	600,979

NOTE 11 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and consist mainly of cash and cash equivalents, short-term investments, trade accounts receivable, imports financing, prepayment financing, senior notes, perpetual bonds, Ten Years bonds, other financing, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, other accounts receivable, other accounts payable and put options on minority interests. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations.

Therefore, some of them are considered hedge instruments under hedge accounting and are recorded at their market values.

b) Market value — the market value of the aforementioned financial instruments is as follows:

	June 30, 2010		December 31, 2009
	Book	Market	Book	Market
	Value	Value	Value	Value
Cash and cash equivalents	1,875,269	1,875,269	2,091,944	2,091,944
Short-term investments	2,442,065	2,442,065	2,727,404	2,727,404
Trade accounts receivable	3,568,689	3,568,689	2,585,709	2,585,709
Trade accounts payable	2,315,447	2,315,447	1,705,058	1,705,058
Imports financing	1,246,391	1,246,391	1,222,211	1,222,211
Prepayment financing	166,905	166,905	511,316	511,316
Perpetual bonds	1,080,900	1,079,279	1,044,720	1,069,271
Ten Years Bonds	5,087,673	5,339,163	4,840,778	5,047,889
Other financing	6,582,474	6,582,474	6,300,911	6,300,911
Debentures	588,860	588,860	600,979	600,979
Related parties (assets)	38,404	38,404	49,154	49,154
Related parties (liabilities)	536	536	822	822
Unrealized gains on derivatives	25,132	25,132	20,034	20,034
Unrealized losses on derivatives	121,575	121,575	92,860	92,860
Other accounts receivable	378,339	378,339	362,761	362,761
Other accounts payable	611,052	611,052	586,055	586,055
Put options on minority interest	451,469	451,469	518,096	518,096

The market value of Ten-Year bond Securities and Perpetual bonds are based on quotations in the secondary market for these securities.

All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by subsidiaries of the Company or in prices of raw materials and other inputs used in the productive process.  Since the subsidiaries operate in a commodity market, their sales revenues and cost of sales may be affected by changes in the international prices of their

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

products or materials. In order to minimize this risk, the subsidiaries constantly monitor the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s liabilities or assets (investments) in the market.  To minimize possible impacts from interest rate fluctuations, the Company adopts a diversification policy, alternating from variable (such as LIBOR and CDI - Interbank Deposit Certificate) to fixed rates when contracting debts and hedges and periodically renegotiating contracts to adjust them to market.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting financial expenses (or income) and the liability (or asset) balance of contracts denominated in foreign currency. The Company assesses its exposure to the exchange rate by subtracting its liabilities from its assets in dollars, having in this way the net exchange rate exposure basis, which is the basis subject to effects in a change in the foreign currency. Therefore, along with accounts receivable originated from exports and investments abroad that in economic terms result in a natural hedge, the Company assesses using hedge operation, more commonly swap operations, if the Company has more liabilities in dollars than assets.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in detail the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  In relation to cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity, retained earnings, and profit reserves) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology has been used in the last 6 years to elaborate strategic maps with objectives and indicators of the main processes. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Total Indebtedness/EBITDA, Interest Coverage Ratio, and Indebtedness/Equity Ratio. The Total Debt is composed of loans and financing (note 9) and debentures (note 10). The Company can change its capital structure depending on economic-financial conditions in order to optimize its financial leverage and its debt management. At the same time, the Company tries to improve its ROCE (Return on Capital Employed) by implementing a working capital management process and an efficient fixed asset investment program.

The Company seeks to remain between the following parameters:

WACC	between 10% to 13% a year
Gross debt/EBITDA	between 2 and 3 times
Interest Coverage Ratio	greater than 5 times
Debt/Equity Ratio	between 40%-60% and 60%-40%

These key indicators are used for the objectives described above and may not be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in Notes 9 and 10, respectively.

The Company performed sensitivity analysis, which can be summarized as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

	Impact in the net income and statement of comprehensive income
Assumption	Variation	June 30, 2010
Changes in foreign currency	5%	208,864
Changes in interest rates	0.10	71,692
Changes in sales price of goods and raw materials	1%	69,489
Interest rate Swaps	0.10	2,730
Currency Swaps and NDF’s (Non Deliverable Forwards):	5%	3,682

Foreign currency sensitivity analysis: the Company is exposed to variations in foreign currency, especially in loans and financing. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the foreign currencies on such outstanding loans and financing on the date of the Condensed Consolidated Interim Financial Statements. As of June 30, 2010, the Company is mainly exposed to variations between Brazilian real and US Dollar, since the loans taken by the other than Brazilian subsidiaries of the Company are mainly in the same currency of the functional currency of each subsidiary, and because of this aspect, these loans do not expose the Company to variations in foreign currency.  The impact calculated considering such variation in the foreign exchange rate totals R$ 208,864 as of June 30, 2010 (R$ 199,427 as of December 31, 2009) and represents an income if  an appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar. The Company believes that the dollar against the Brazilian Real will keep similar equivalence until the end of the year.

The net amounts of accounts receivable and accounts payable denominated in foreign currency do not present relevant risks of impact due to the fluctuation of the exchange rates.

Interest rate sensitivity analysis: the Company is exposed to interest rate risks in its loans and financing and debentures. The sensitivity analysis made by the Company considers the effects of an increase or reduction of 0.1 nominal on outstanding loans and financing and debentures on the date of the Condensed Consolidated Interim Financial Statements. The impact calculated considering this variation in the interest rate totals R$ 71,692 as of June 30, 2010 (R$ 66,858 as of December 31, 2009) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates the Company is exposed, which are related to loans, financing, and debentures are presented in Notes 9 and 10, and are mainly comprised by LIBOR and CDI - Interbank Deposit Certificate. Because of strong reductions in international interest rates, such as Libor, which occurred around the world because of the crisis, the Company believes that in the long term, the curves of interest rates can increase again with the economic recovery.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, especially because the Company operates in a commodities market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold totals R$ 154,033 as of June 30, 2010 (R$ 133,693 as of June 30, 2009) and raw materials and other inputs totals R$ (84,544) as of June 30, 2010 (R$ (83,185) as of June 30, 2009). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material. The Company and its subsidiaries do not have hedges for commodities.

Sensitivity analysis of interest rate swaps: the Company has an interest rate swaps exposure for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 0.1 nominal in the interest curve (Libor), and its impacts in the swaps mark to market. An increase of 0.1 nominal change in the interest rates represents an income of R$ 2,730 (income of R$ 9,040 as of December 31, 2009) and a decrease of 0.1 nominal change in the interest rates represents an expense of R$ 2,730 (expense of R$ 9,040 as of December 31, 2009). All these swaps were contracted to hedge debt positions from floating to fix (Liability). As of June 30, 2010, these effects would be recognized in statement of income and in the statement of comprehensive income, in the amounts of R$ 336 and R$ 2,394, respectively (R$ 2,075 and R$ 6,965 as of December 31, 2009). The effects of changes in cash flow hedges are recorded in the statement of comprehensive income and they are subsequently recognized in the statement of income upon settlement.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

Sensitivity analysis of currency swaps and NDF’s (Non Deliverable Forwards): the Company has currency swaps (cross currency swaps) and NDF’s exposure to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% Real depreciation or appreciation against these currencies, mainly US Dollar and Colombian Pesos, and its effects on these derivatives mark to market. An increase of 5% on the US Dollar against the Brazilian real currency and the Colombian Pesos represents an expense of R$ 3,682 as of June 30, 2010 (expense of R$ 2,960 as of December, 31 2009) and a decrease of 5% on the US Dollar against the Brazilian real currency and the Colombian Pesos represents an income of R$ 3,682 as of June 30, 2010 (income of R$ 2,960 as of December, 31 2009). These NDF’s were contracted to hedge asset positions (Exports). These effects would be recognized in the statement of comprehensive income and subsequently recognized in the statement of income upon settlement.

d) Financial Instruments per Category

Summary of the financial instruments per category:

June 30, 2010 Assets	Loans and receivables	Financial assets at fair value through profit and loss	Available for sale	Total
Short and long-term investments	—	1,993,705	448,360	2,442,065
Unrealized gains on derivatives	—	25,132	—	25,132
Trade accounts receivable	3,568,689	—	—	3,568,689
Related parties	38,404	—	—	38,404
Other accounts receivable	378,339	—	—	378,339
Cash and cash equivalents	1,875,269	—	—	1,875,269
Total	5,860,701	2,018,837	448,360	8,327,898

Liabilities	Liabilities at market value with gains and losses recognized in the income	Liabilities at fair value with gains and losses recognized in Equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	2,315,447	2,315,447
Imports financing	—	—	1,246,391	1,246,391
Prepayment financing	—	—	166,905	166,905
Perpetual bonds	—	—	1,080,900	1,080,900
Ten Years Bonds	—	—	5,087,673	5,087,673
Other financing	—	—	6,582,474	6,582,474
Debentures	—	—	588,860	588,860
Related parties	—	—	536	536
Other accounts payable	—	—	611,052	611,052
Put options on minority interest	451,469	—	—	451,469
Unrealized losses on derivatives	97,303	24,272	—	121,575
Total	548,772	24,272	17,680,238	18,253,282

December 31, 2009 Assets	Loans and receivables	Financial assets at fair value through profit and loss	Assets at fair value with gains and losses recognized in Equity	Available for sale	Total
Short and long-term investments	—	2,619,418	49,690	58,296	2,727,404
Unrealized gains on derivatives	—	20,034	—	—	20,034
Trade accounts receivable	2,585,709	—	—	—	2,585,709
Related parties	49,154	—	—	—	49,154
Other accounts receivable	362,761	—	—	—	362,761
Cash and cash equivalents	2,091,944	—	—	—	2,091,944
Total	5,089,568	2,639,452	49,690	58,296	7,837,006

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

Liabilities	Liabilities at market value with gains and losses recognized in the income	Liabilities at fair value with gains and losses recognized in Equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	1,705,058	1,705,058
Imports financing	—	—	1,222,211	1,222,211
Prepayment financing	—	—	511,316	511,316
Ten Years Bonds	—	—	4,840,778	4,840,778
Perpetual bonds	—	—	1,044,720	1,044,720
Other financing	—	—	6,300,911	6,300,911
Debentures	—	—	600,979	600,979
Related parties	—	—	822	822
Other accounts payable	—	—	586,055	586,055
Put options on minority interest	518,096	—	—	518,096
Unrealized losses on derivatives	81,180	11,680	—	92,860
Total	599,276	11,680	16,812,850	17,423,806

Except for an instrument classified as cash flow hedge, whose effectiveness can be measured and that has its unrealized losses and/or gains classified directly in Equity, all derivative financial instruments are interest rate swaps and NDFs (Non Deliverable Forwards). These instruments were recorded at fair value and the realized and unrealized losses and/or gains were presented in the account “Gains and losses on derivatives, net” in the consolidated statement of income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: The Company believes that risk management is important for it to carry out its strategy for profitable growth. The Company is exposed to market risks that mainly involve fluctuations in exchange rates and interest rate volatility. The objective of risk management is to eliminate possible unexpected variations in the performance of group’s companies as a result of this fluctuation.

The objective of derivative transactions is always related to mitigation of market risks as stated in our policies and guidelines, as well as to manage volatility in financial flows. The assessment of results for each contract is measured at the end of each contract when the derivative contract is settled. The monitoring of the effects of these transactions is monthly performed by the Cash Management and Debt Committee, which discusses and validates the marking to market of these transactions. All gains and losses in derivative financial instruments are recognized by its fair value in the Condensed Consolidated Interim Financial Statements of the Company.

By internal policy, the Company does not maintain a debt in a currency in which there is no corresponding cash generation.

Policy for use of derivatives: according to internal policy, the financial result must stem from the generation of cash from its business and not gains from the financial market. It, therefore, considers that the use of derivatives should be for non-speculative purposes and intended to hedge the Company from possible exposure to risks. The contracting of a derivative must have as corresponding hedged item an uncovered asset or liability, provided as the position is not leveraged.

Criteria adopted for defining the notional amount of derivative financial instruments are linked to the amount of debt and or assets.

Policy for determining fair value: The criterion for determining the fair value of derivative financial instruments is based on the utilization of market curves for each derivative discounted to present value as of the calculation date. Methods and assumptions take into consideration the interpolation of curves, such as in the case of LIBOR, and each market where the company has exposure. Swaps, both on the asset and the liability side, are estimated in separate and discounted to present value and the difference in the result between extremities generates the swap’s market value.

Values are calculated based on models and price quotes available in the market and which take into consideration both present and future market conditions.  Amounts are gross before taxes.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

Due to changes in market rates, these amounts can change up to the maturity or in situations of anticipated settlement of transactions.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies) in currency swap, and NDF’s (Non Deliverable Forwards).

Non Deliverable Forwards: The subsidiary Aços Villares S.A. has sale of NDFs designated as cash flow hedge with a notional value of US$ 47.4 million, equivalent to R$ 85,391 as of June 30, 2010 that takes on the average PTAX from the month before it is due and the bank adopts a fixed US dollar rate for the maturity date. The total is distributed into tranches in order to cover income from exporting rolls and the last one is due on January 1, 2011. The fair value of this contract on June 30, 2010 is a net gain of R$ 4,260. Changes in the fair value of the effective portion of the hedging instrument were recognized in a specific account of Equity in the amount of R$ 1,376 (net of taxes). Counterparts to this transaction include the banks Banco Itaú S.A., UBS Pactual, and Unibanco S.A.

Subsidiary Cleary Holdings settled NDF’s (Non Deliverable Forwards), which were designated as cash flow hedges with maturity date on February 5, 2010. This operation was conducted to hedge the exchange exposure of its agreements of coal selling in the external market, which are in US dollars. As of June 30, 2010, the effects of this NDF in the net income of the period was a loss of R$ 151 and it was registered in the account “Gains and losses on derivatives, net”. Counterpart to this transaction is Banco de Bogotá.

Swap Contracts

Interest rate swap

The subsidiary Aços Villares S.A. has swaps in the amount of US$ 21.55 million (R$ 38,822 as of June 30, 2010) in which the financial charges for export pre-payment contracts equivalent to LIBOR plus a spread are swapped for prefixed interest rates. The fair value adjustment of this contract as of June 30, 2010, results in a net loss of R$ 1,467. Counterparties for these transactions include Unibanco and ABN Amro Bank.

The Company through its subsidiary GTL Equity Investments Corp. contracted exchange swaps based on the LIBOR with the bank JP Morgan with maturity dates between September 21, 2010 and December 21, 2011. The nominal values of these contracts together were US$ 300 million (R$ 540,450 as of June 30, 2010). This operation was entered into in order to take advantage of the difference between the internal interest rate (exchange coupon) and the external interest rate (LIBOR). Because of this, the Company increases its exposure to the Brazil’s risk; however, this risk is related to its business. The fair value adjustment of these contracts as of June 30, 2010 results in a loss of R$ 20,181 and a gain of R$ 20,872, generating a net gain of R$ 691.

Also through its subsidiary GTL Equity Investments Corp., the Company settled in advance an interest rate swap, with the bank Calyon, with maturity date on August 15, 2012. This swap was contracted in order to minimize the interest rate variation risk (LIBOR) since the Company took on debts in dollars at floating rates. As of June 30, 2010, the effect of this swap in the net income for the period was a loss of R$ 193 and it was recorded in the “Gain (Loss ) with derivatives, net” account.

The subsidiary Siderúrgica del Perú S.A.A. - Siderperú entered into an interest rate swap contract whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. This contract has a nominal value of US$ 57.14 million, equivalent to R$ 102,938 as of June 30, 2010 and maturity date on April 30, 2014. This swap was contracted in order to minimize the risk of interest rate fluctuations (LIBOR) since the Company took on debt in dollars at floating rates for an amount greater than the swap. The fair value adjustment of this contract as of June 30, 2010 results in a net loss of R$ 7,490. The counterparty to this transaction is Banco Bilbao Vizcaya -BBVA.

The subsidiary Gerdau Ameristeel Corp. entered into an interest rate swap contract qualified as a cash flow hedge in order to reduce its exposure to the variation in LIBOR for the Term Loan Facility.  Since the Term Loan Facility was contracted at floating LIBOR rates, the Company chose to exchange it for fixed rates, thereby improving cash flow predictability, as well as eliminating the floating LIBOR risk. The contracts have a nominal value of US$ 1 billion, which was the equivalent of R$ 1,801 million as of June 30, 2010. Fixed rates for these swaps are between 3.3005% and 3.7070% and they mature from March 2012 to September 2013. If added to the spread on LIBOR related to tranche B of the Term Loan Facility, the interest rate on these swaps would be between 4.5505% and 4.9570%. The fair value of these swaps as of June 30, 2010,

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

results in a net loss adjustment of R$ 92,437, which generates an effect net of taxes of R$ 25,648 in a specific account of Equity. The counterparts to this transaction are ABN Amro Bank, HSBC, and JP Morgan.

Guarantee Margins

The Company has derivatives financial instruments contracts, which states the possibility of constitution of deposits and/or guarantee margins when the mark to market value of these instruments exceeds the limits established in each contract. As of June 30, 2010, there were no margin calls for any of the above contracts.

The derivatives instruments can be summarized and categorized as follows:

					Recognized value				Fair value
			Reference value		Net income		Shareholder’s equity		Amount receivable		Amount payable
Contracts for Asset Protection	Position		June 30, 2010	December 31, 2009	June 30, 2010	June 30, 2009	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
Contratos futuros (Forward)
Aços Villares S.A.			US$ 47.4 million	US$ 89.1 million	2,705	(21,019)	1,376	27,185	4,260	6,181	—	—
Diaco S.A			—	—	—	3,180	—	—	—	—	—	—
Siderúrgica del Perú S.A.A. - Siderperú			—	—	—	(9,026)	—	—	—	—	—	—
Gerdau Aza S.A.			—	—	—	(305)	—	—	—	—	—	—
Salomon Sack			—	—	—	(66)	—	—	—	—	—	—
Cleary Holdings			—	US$ 14.17 million	(151)	—	—	(584)	—	—	—	(584)
					2,554	(27,236)	1,376	26,601	4,260	6,181	—	(584)

Swap contracts
Interest rate swap
Aços Villares S.A.	receivable edge	Libor 6M + 1.94%	US$ 21.55 million	US$ 39.18 million	(395)	(1,593)	—	—	—	—	(1,467)	(2,476)
	payable edge	6.95%
Gerdau Açominas S.A.			—	—	—	3,649	—	—	—	—	—	—

Siderúrgica del Perú S.A.A. - Siderperú	receivable edge	Libor 6M + 0.90%	US$ 57.14 million	US$ 64.29 million	(2,258)	3,632	—	—	—	—	(7,490)	(7,196)
	payable edge	5.50%
Gerdau Ameristeel Corp.	receivable edge	Libor 6M + 1.37%	US$ 1 billion	US$ 1 billion	—	—	(25,648)	(38,281)	—	—	(92,437)	(65,856)
	payable edge	3.48%
Gerdau MacSteel Holdings Inc.			—	—	—	(786)	—	—	—	—	—	—

GTL Equity Investments Corp.	receivable edge	Libor 6M	—	US$ 7,5 million	(193)	(709)	—	—	—	—	—	(680)
	payable edge	3.48%
GTL Equity Investments Corp.		4.51% a.a.	US$ 300 million	US$ 300 million	2,760	40,334	—	—	20,872	13,853	(20,181)	(16,068)
		3.51% a.a.
					(86)	44,527	(25,648)	(38,281)	20,872	13,853	(121,575)	(92,276)

Cross currency swap
Gerdau Açominas S.A.			—	—	—	(2,625)	—	—	—	—	—	—

Gerdau Açominas S.A.			—	—	—	(30,952)	—	—	—	—	—	—

					—	(33,577)	—	—	—	—	—	—
					2,468	(16,286)	(24,272)	(11,680)	25,132	20,034	(121,575)	(92,860)

The fair value effects was classified in the Balance sheet as follows:

	June 30, 2010	December 31, 2009
Unrealized gains on derivatives
Current assets	4,260	5,737
Non-current assets	20,872	14,297
	25,132	20,034
Unrealized losses on derivatives
Current liabilities	(1,467)	(2,483)
Non-current liabilities	(120,108)	(90,377)
	(121,575)	(92,860)
Net effect	(96,443)	(72,826)

f) Put options on non-controlling interests

On January 10, 2006, the Company completed its acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, Spanish financial conglomerate, purchased simultaneously 40% of Sidenor. The acquisition price of 100% of Sidenor consists of a fixed installment of € 443,820 thousand plus a contingent variable installment to be paid only by the Company. The fixed price paid by the Company on January 10, 2006 for its stake of 40% in Sidenor was € 165,828 thousand (R$ 432,577). The Santander Group has the option to sell its interest in Sidenor to the Company 5 years after the purchase at a fixed price with a fixed interest rate, and Sidenor has the right of preference to purchase these shares and also may, at any time during the period of the put option validity require the Santander Group to exercise the put option before the expiration date. Furthermore, the Company guaranteed to pay to Santander Group an agreed amount (the same as the fixed price of the put option mentioned above plus interest accrued using the same fixed interest rate) at any time up to 6 years after exercising the option in the event that Santander Group has not sold the shares acquired up to that date. In this case, if the Santander Group requires payment of the guarantee, the Company has the right to acquire Sidenor’s shares or to indicate a third party to acquire the shares. The amount received for the sale of shares and dividends paid by Sidenor to the Santander Group should be reimbursed to the Company. The potential commitment of the Company to purchase from the Santander Group its 40% interest in Sidenor was recorded as a non-current liability under “Put options on non-controlling interests”. As a result of the recognition of this potential obligation, the Company has recognized Sidenor as a consolidated subsidiary since its acquisition. As of June 30, 2010, such potential obligation totaled R$ 400,250 (R$ 449,599 as of December 31, 2009).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

Gerdau Ameristeel has the call option for 16% of the remaining stake in Pacific Coast Steel (PCS), which can be exercised after 5 years from the purchase date, which took place on November 1, 2006. Additionally, the non-controlling shareholders also have the option to sell the remaining 16% interest in PCS to Gerdau Ameristeel, for the established price and also after 5 years from the date of transaction. The established price was set as the EBITDAs average for the 5 last years ended before the option exercise, multiplied proportionally by 5 in the first two years and 6.75 in the last three years. If Gerdau Ameristeel does not exercise the call option, then the non-controlling shareholders are entitled to exercise the option to sell their remaining interest to Gerdau Ameristeel. In case the call/put option is exercised, the other party is obligated to sell/purchase the remaining stake. As established by IAS 32 - Financial Instruments: Presentation, the Company performed the reclassification of the exercise value of the put option from the account “Non-controlling interests” to non-current liabilities under the account “Put options on non-controlling interests”. By the end of the term established in the put and call option and in case none of the involved parties exercise it, the reclassification will be reversed and the amount of the stake held by PCS non-controlling shareholders, on the date of the Consolidated Financial Statements, will be recognized as non-controlling interests. As of June 30, 2010 the amount recorded as potential obligation is R$ 38,789 (R$ 56,483 as of December 31, 2009).

The Company has a call option of 7.25% of Sipar Gerdau Inversiones S.A. and the non-controlling shareholders of this entity have the option to sell its 7.25% of its remaining interest to the Company. The option can be exercised either by the Company or the non-controlling shareholders as from 2010, being this interest must necessarily be acquired by 2015. The contract establishes the amount of US$ 6.9 million (R$ 12,430 as of June 30, 2010 and R$ 12,014 as of December 31, 2009), adjusted by the fluctuation in the sales level by 10% up or down until the option be exercised.

g) Net investment hedge

Based on IFRIC Interpretation 16 issued in July 2008, and substantiated by IAS 39, the Company, on September 30, 2008, opted to designate as hedge of part of its net investments in subsidiaries abroad the operations of Ten Year Bonds in the amount of US$ 1.5 billion, which were made in order to provide part of the resources for the acquisition of Chaparral Steel Company and Gerdau MacSteel Inc. Based on the standard and interpretation of standard mentioned above, the Company demonstrated high effectivity of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in Equity account as from October 1, 2008.

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy.

The Company performed retrospective and prospective effectiveness tests on June 30, 2010 in compliance with regulation IAS 39 and demonstrated high effectiveness for the net investment hedge. As a result of this operation, the Company recognized in the statement of comprehensive income on June 30, 2010 an unrealized loss of R$ 90,450 (gain of R$ 578,100 on June 30, 2009).

h) Measurement of fair value:

IFRS 7 defines fair value as the price that would be received for an asset or paid for transferring a liability (exit price) in the principal or most advantageous market for the asset or liability in a regular transaction between market participants on the day of calculation. IFRS 7 also establishes a hierarchy of three levels for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (not adjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (non-adjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 — Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

As of June 30, 2010, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of June 30, 2010, are as follows:

	Fair value measurement
	June 30, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Sinificant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Current assets
Short-term investments
Held for Trading	1,993,705	1,925,696	68,009	—
Available for sale	401,528	41,345	360,183	—
Derivatives	4,260	—	4,260	—

Non-current assets
Long-term investments
Available for sale	46,832	—	—	46,832
Derivatives	20,872	—	20,872	—

Current Liabilities
Derivatives	1,467	—	1,467	—

Non-current liabilities
Derivatives	120,108	—	120,108	—
Put options on minority interest
Sidenor	400,250	—	—	400,250
PCS	38,789	—	—	38,789
Sipar	12,430	—	—	12,430
	3,040,241	1,967,041	574,899	498,301

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of December 31, 2009, are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

	Fair value measurement
	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Sinificant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Current assets
Short-term investments
Held for Trading	2,619,418	2,471,136	148,282	—
Available for sale	58,296	14,766	43,530	—
Derivatives	5,737	—	5,737	—

Non-current assets
Long-term investments
Available for sale	49,690	—	—	49,690
Derivatives	14,297	—	14,297	—

Current Liabilities
Derivatives	2,483	—	2,483	—

Non-current liabilities
Derivatives	90,377	—	90,377	—
Put options on minority interest
Sidenor	449,599	—	—	449,599
PCS	56,483	—	—	56,483
Sipar	12,014	—	—	12,014
	3,358,394	2,485,902	304,706	567,786

Changes in the measurements using significant unobservable inputs (Level 3):

Assets
Balance as of December 31, 2009	49,690
(-) Interests and other contractual obligations	4,554
(-) Gains and losses on conversion	1,722
(-) Sales of investments	(9,134)
Balance as of June 30, 2009	46,832

Liabilities
Balance as of December 31, 2009	518,096
(-) Interests and other contractual obligations	(2,791)
(-) Gains and losses on conversion	(63,836)
Balance as of June 30, 2010	451,469
498,301

NOTE 12 — PROVISIONS FOR TAX, LABOR AND CLAIMS

The Company and its subsidiaries are parties to judicial and administrative proceedings involving tax, labor and civil matters. Based on the opinion of its legal counsel, Management believes that the Provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position, operating results and liquidity of the Company and its subsidiaries as of June 30, 2010.

The provisions were made considering the judgment of the Management and its legal advisors for the proceedings with more likely than not expectation of losses and the provision is considered enough to cover expected losses. There is no

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

expectation of impacts in the Consolidated Financial Statements above the amounts of provision recognized and stated below. The balances of the provisions are as follows:

		June 30, 2010	December 31, 2009
a) Tax provisions
ICMS (state VAT)	(a.1)	57,044	55,448
CSLL (social contribution tax)	(a.2)	59,421	53,259
IRPJ (corporate income tax)	(a.3)	767	—
INSS (social security contribution)	(a.4)	21,613	35,698
ECE (emergency capacity charge)	(a.5)	33,996	33,996
RTE (extraordinary tariff adjustment)	(a.5)	21,895	21,895
II (import tax)/IPI (excise tax) Drawback	(a.6)	935	921
PIS (financing of social integration program)/COFINS (social security financing)	(a.7)	184,149	78,950
Other tax provisions		13,943	15,483
		393,763	295,650
b) Labor provisions		149,719	141,507
c) Civil provisions		10,946	10,014
		554,428	447,171

a) Provision for tax issues

a.1) ICMS (state VAT) proceedings, the majority of which relating to credit rights. Most of the proceedings are under judgment by the Finance Departments of the states and by the State Courts.

a.2) Social Contribution on Net Income. This lawsuit refers to the constitutionality of the tax and the tax basis. Provisions were updated as required by law.

a.3) Litigation related to Income Tax, under discussion in the administrative level.

a.4) Litigation related on social security contributions, mostly Tax Enforcement Actions and annulment proceedings in progress in the federal courts of first and second instance. The reduction in value is due to accession to the installment payment under this Law 11941/2009.

a.5) Emergency Capacity Charge (ECE) and Extraordinary Tariff Recomposition (RTE) are charges required in the electricity bills of their industrial units. The Supreme Court declared the constitutionality of the ECE (emergency capacity charge), which is why the contingency will be reversed as the process are finished, with the consequent conversion of the deposit into income. For the RTE (extraordinary tariff adjustments), the Company believes that the charge is a tax nature, and, as such, are incompatible with the National Tax System and for this reason the constitutionality of these charges is being challenged in court. Lawsuits are in progress in the Federal, Regional, and Superior Courts of Justice. The Company has fully deposited in court the amounts of the charges under discussion.

a.6) This accrual relates to discussions about the right of the tax credit.

a.7) This reserve is considered for the deduction of State VAT (ICMS) from the Social Integration Program Tax on Revenue (PIS), Social Security Funding Tax on Revenue (COFINS) tax bases and the Company has deposited in court the amounts since the end of 2009.

b) Provision for labor issues

The Company and its subsidiaries are also a party to labor claims. None of these claims involve significant amounts and refer mainly to overtime pay, health hazard premium, and hazardous duty premium, among others.

c) Provision for civil issues

The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of business, which totaled as of June 30, 2010 the amount shown as provision liabilities.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

II) Non accrued contingent liabilities

a) Tax contingencies

a.1) The Company is a defendant in a tax collection action filed by the state of Minas Gerais demanding ICMS tax payments mainly on sales of products to commercial exporters. The updated amount of the action is R$ 55,950. The Company did not record any provision since it considers the tax undue because products for export are exempted from ICMS (state VAT).

a.2) The Company is the defendant in tax collection proceedings seeking ICMS tax payments on the export of semi-finished manufactured products. The total amount sought is currently R$ 109,354. The Company did not record any provision since it believes that this tax is not owed because its products cannot be considered semi-finished manufactured products.

a.3) The Company and its subsidiaries Gerdau Aços Longos S.A. e Gerdau Comercial de Aços S.A. have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, and whose demands reach a total of R$ 133,718. An accounting provision was not made for these demands since they were considered of possible loss, but not probable, by our legal advisors.

a.4) The Company and its subsidiaries Gerdau Açominas S.A. e Gerdau Aços Longos S.A. are parties to the lawsuits relating to other taxes. The total amount of these lawsuits is R$ 108,489. No provision has been recorded for these lawsuits since they were assessed as possible loss by the legal counsel.

b) Civil contingencies

b.1) A lawsuit arising from the representation of two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE), they were of the opinion that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment.

In May 2004, Gerdau S.A. filed a new lawsuit with the purpose of annulling the administrative proceeding grounded on formal irregularities found in its discovery.

CADE, regardless of the request for submission of negative evidence of cartel made by Gerdau S.A., judged the merits of the administrative proceedings on September 23, 2005 and, by a majority of votes, fined the Company and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes, for formation of a cartel.

Despite the CADE decision, the legal action filed by Gerdau S.A. follows its normal course and, at present, awaits judgment in the lower court. In the event the procedure irregularities alleged by Gerdau are recognized by the court, the CADE decision may be annulled.

Furthermore, to reverse the terms of the decision by CADE, Gerdau appealed to the Judiciary on July 26, 2006 by bringing a new ordinary suit that not only ratifies the terms of the first suit, but also points out the irregularities found during the course of the administrative proceeding. On August 30, 2006, Gerdau was successful in obtaining legal protection in order to suspend the effects of CADE’s decision until the Judge’s final decision. The judicial guarantee was performed by a bank guarantee corresponding to 7% on the gross income before taxes calculated in 1999 (R$ 245,070).

It should be noted that just prior to the CADE decision, the Public Prosecution Office of the state of Minas Gerais filed a Public Civil Action, based on the above-mentioned SDE decision, and, without mentioning any new elements, alleged that the Company was involved in activities which violated the antitrust legislation. Gerdau S.A. contested this allegation on July 22, 2005.

The Company denies having been part of any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, which the administrative proceeding until now includes irregularities, some of which are impossible to resolve. In relation to the merit, Gerdau is sure that it did not practice the alleged conduct and, supported by the opinion of renowned experts, believes that it is more likely than not to reverse its conviction.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

b.2) Civil lawsuit filed by Sul América Seguradora against Gerdau Açominas S.A. and a third party to require acceptance of payment of R$ 34,383 to settle an indemnity claim. The insurance company pleaded doubt in relation to whom payment should be made and alleged that the Company is resisting receiving the payment and settling the matter. These doubts were refuted in the defense and the consigned amount was demonstrated to be insufficient. This was raised in December 2004 and the legal action continues in order to calculate the actual amount due. Based on the opinion of its legal advisors, the Company’s expectation for loss is remote. It also expects that the ruling will declare the amount payable to be the amount stated in the appeal filed by the Company. Prior to this lawsuit, Gerdau Açominas S.A. filed a collection lawsuit for the amounts recognized by the insurance company for which it also expects a favorable outcome.

These lawsuits arose from an accident with the blast furnace regenerators on March 23, 2002, which resulted in loss of production, material damages, and loss of profits. In 2002 it sued for indemnities of approximately R$ 110 million based on the costs incurred during the period for equipment downtime and immediate expenses incurred to temporarily recover the equipment. Subsequently, new amounts were added to the dispute, as stated in the Company’s plea, although not yet recorded. The case is still in the hands of the court appointed engineering and accounting experts.

Management considers that the risk of losses from other contingencies affecting the net income of operations or the consolidated financial position of the Company is not more likely than not.

III) Non accrued contingent assets

a) Tax contingencies

a.1) The Company believes that the realization of certain contingent assets is possible. Among them is a court-ordered debt security issued in 1999 as well as its respective complementary court-ordered debt issued in 2007 involving a total amount of R$ 92,606. The court-ordered debt security from an ordinary lawsuit against the state of Rio de Janeiro related to non-compliance with a Loan Agreement for Periodic Execution in Cash, a tax incentive program under the Special Industrial Development Program (PRODI).

IV) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

Judicial deposits	June 30, 2010	December 31, 2009
Tax	366,845	297,332
Labor	32,126	26,167
Civil	2,051	1,179
	401,022	324,678

NOTE 13 - RELATED-PARTY TRANSACTIONS

a)              Intercompany loans

	June 30, 2010	December 31, 2009
Assets
Associate Companies
Armacero Ind. Com. Ltda.	147	3,019

Others
Fundação Gerdau	37,958	45,942
Others	299	193
	38,404	49,154

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

Liabilities
Controlling shareholders
Metalúrgica Gerdau S.A.	(536)	(822)
	37,868	48,332

Loans and advances to executives officers	323	323

	Six months period ended
	June 30, 2010	June 30, 2009
Net financial income (expenses)	(6,030)	473,478

b)              Commercial transactions

	Income (expenses)
	Six months period ended
	June 30, 2010	June 30, 2009
Subsidiary of the parent
Banco Gerdau S.A. - CDB	—	1,409
Owners
Indac - Ind. Adm. e Comércio S.A. (*)	(12,178)	(10,480)

(*) Guarantees granted of loans

c)              Guarantees granted

The Company is guaranteed the financing contract of the subsidiary Gerdau Açominas S.A. in the amount of R$ 1,246,391 as of June 30, 2010.

The Company is a guarantor for the subsidiary Empresa Siderúrgica del Perú S.A.A.  — Siderperú for a secured loan of up to US$ 150 million (R$ 270,225 as of June 30, 2010). The Company is also the guarantor for a credit facility of US$ 70 million (R$ 126,105 as of June 30, 2010).

The Company is a guarantor of associate company Industrias Nacionales C. por A. in an agreement with BNP Paribas to finance constructions and auxiliary equipment totaling US$ 25 million (R$ 45,038 as of June 30, 2010). The company is also guarantor of this same associate in an agreement with BNP Paribas to finance 85% of principal equipment in the amount of US$ 32.9 million (R$ 59,229 million as of June 30, 2010)

The Company is the guarantor of the associate company Dona Francisca S.A. for financing contracts totaling R$ 39,252 as of June 30, 2010, corresponding to a joint liability of 51.82% of the amount.

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A., Gerdau Comercial de Aços S.A., Gerdau Açominas Overseas Ltd. and Gerdau Ameristeel Corporation are the guarantors to the subsidiary GNA Partners in financing agreement in the current amount of US$ 2.75 billion (R$ 3,044,535 as of June 30, 2010).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A are guarantors of GTL Trade Finance Inc. regarding the Ten Years Bonds in the amount of up to US$ 1.5 billion (R$ 2,702,250 as of June 30, 2010).

The Company and its subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A. are guarantors for Gerdau MacSteel Inc. for the financing called Term and Revolving Credit Agreement in the amount of up to US$ 1 billion (R$ 1,801,500 as of June 30, 2010).

The Company provides guarantee for the obligations taken on by the company Diaco S.A. through a loan made with BBVA Colombia bank in the amount of COP$ 61.5 billion (R$ 63,053 as of June 30, 2010).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

The Company provides guarantee for loans and for the opening of letter of credit for the acquisition of equipment by the company Estructurales Corsa, S.A.P.I. de C.V. in the amount of US$ 104 million (R$ 187,823 as of June 30, 2010).

The Company provides guarantee for its subsidiary Gerdau Aços Especiais S.A. in a purchase contract of electric energy in the total amount of US$ 518 million in the first year (R$ 933,177 as of June 30, 2010).

The Company provides guarantee for the loan contracted by the company Gerdau Açominas S.A with the Inter-American Development Bank in the total amount of US$ 200 million (R$ 360,300 as of June 30, 2010).

The Company provides guarantee to the subsidiary Gerdau Açominas S.A. in a loan agreement with Banco Bradeso S.A. in the amount of US$ 150 million (R$ 270,225 as of June 30, 2010).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for Gerdau Holdings Inc. for the issuance of bonus with a maturity of 10 years (Ten Years Bond) totaling US$ 1.25 billion (R$ 2,251,875 as of June 30, 2010).

NOTE 14 — EQUITY — PARENT COMPANY GERDAU S.A.

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without par value. In the case of capital increase by subscription of new shares, the right of preference shall be exercised before the deadline of 30 days, except in the case of a public offering, when the deadline shall not be less than 10 days.

A reconciliation of the number of common and preferred shares outstanding at the beginning and at the end of the periods is presented as follows:

	June 30, 2010		December 31, 2009
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	496,586,494	934,793,732	496,586,494	934,793,732
Balance at the end of the period	496,586,494	934,793,732	496,586,494	934,793,732

As of June 30, 2010 and December, 31 2009, 496,586,494 common shares and 934,793,732 preferred shares are subscribed and paid up, totaling a paid up capital of R$ 14,184,805. The shares are distributed as follows:

	Shareholders
	June 30, 2010						December 31, 2009
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.	378,218,185	76.2	271,353,662	29.0	649,571,847	45.4	378,218,185	76.2	271,353,662	29.0	649,571,847	45.4
Brazilian institutional investors	27,695,443	5.6	137,819,427	14.7	165,514,870	11.6	20,810,696	4.2	136,854,752	14.6	157,665,448	11.0
Foreign institutional investors	15,354,229	3.1	317,543,685	34.1	332,897,914	23.2	24,749,272	5.0	328,887,708	35.2	353,636,980	24.7
Other shareholders	73,621,099	14.8	197,541,514	21.1	271,162,613	18.9	71,110,803	14.3	188,613,613	20.2	259,724,416	18.1
Treasury stock	1,697,538	0.3	10,535,444	1.1	12,232,982	0.9	1,697,538	0.3	9,083,997	1.0	10,781,535	0.8
	496,586,494	100.0	934,793,732	100.0	1,431,380,226	100.0	496,586,494	100.0	934,793,732	100.0	1,431,380,226	100.0

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends.

b) Treasury stock

Changes in treasury stocks are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

	June, 30 2010				December, 31 2009
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$

Balance at the beginning of the period	1,697,538	557	9,083,997	124,128	1,697,538	557	9,274,401	122,263
Repurchases	—	—	1,700,000	44,620	—	—	500,000	11,071
Exercise of stock option	—	—	(248,553)	(3,786)	—	—	(690,404)	(9,206)
Balance at the end of the period	1,697,538	557	10,535,444	164,962	1,697,538	557	9,083,997	124,128

As of June 30, 2010, the Company had 10,535,443 preferred shares in treasury, totaling R$ 164,962. These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company. During the second quarter of 2010, 125,324 shares were delivered for the exercise of shares options with losses of R$ 647, which were recorded in the Stock options account. The average price of these shares was R$ 15.66, ranging from R$ 6.78 to R$ 26.19.

NOTE 15 — EARNINGS PER SHARE (EPS)

In compliance with IAS No. 33, Earnings per Share, the following tables reconcile the net income to the amounts used to calculate the basic and diluted earnings per share.

Basic

	Six-Month period ended June 30, 2010			Six-Month period ended June 30, 2009
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income (loss) available to Common and Preferred shareholders	431,565	805,756	1,237,321	(61,884)	(115,744)	(177,628)

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	494,888,956	923,984,229		494,888,956	925,617,617

Earnings (loss) per share (in R$) – Basic	0.87	0.87		(0.13)	(0.13)

	Three-Month period ended June 30, 2010			Three-Month period ended June 30, 2009
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income (loss) available to Common and Preferred shareholders	255,869	477,187	733,056	(92,689)	(173,371)	(266,060)

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	494,888,956	933,953,804		494,888,956	925,677,014

Earnings (loss) per share (in R$) – Basic	0.52	0.52		(0.19)	(0.19)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

Diluted

	Six-Month period ended June 30, 2010	Six-Month period ended June 30, 2009
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income (loss) allocated to preferred shareholders	805,756	(115,744)
Add:

Adjustment to net income (loss) allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	816	(88)
	806,572	(115,832)

Net income (loss) allocated to common shareholders	431,565	(61,884)
Less:

Adjustment to net income (loss) allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(816)	88

	430,749	(61,796)

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	494,888,956	494,888,956
Preferred Shares
Weighted-average number of preferred shares outstanding	923,984,229	925,617,617
Potential increase in number of preferred shares outstanding in respect of stock option plan	2,689,178	2,003,366
Total	926,673,407	927,620,983

Earnings (loss) per share — Diluted (Common and Preferred Shares)	0.87	(0.12)

	Three-Month period ended June 30, 2010	Three-Month period ended June 30, 2009
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income (loss) allocated to preferred shareholders	477,187	(173,371)
Add:

Adjustment to net income (loss) allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	448	(71)
	477,635	(173,442)

Net income (loss) allocated to common shareholders	255,869	(92,689)
Less:

Adjustment to net income (loss) allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(448)	71

	255,421	(92,618)

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	494,888,956	494,888,956
Preferred Shares
Weighted-average number of preferred shares outstanding	922,953,804	925,677,014
Potential increase in number of preferred shares outstanding in respect of stock option plan	2,482,261	1,083,241
Total	925,436,065	926,760,255

Earnings (loss) per share — Diluted (Common and Preferred Shares)	0.52	(0.19)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

The Company does not have instruments that were not included in the calculation of diluted EPS because they were antidilutive.

NOTE 16 — LONG-TERM INCENTIVE PLANS

I) Gerdau S.A.

The Extraordinary Shareholders’ Meeting held on April 30, 2003 decided, based on a previously approved plan and within the limit of the authorized capital, to grant preferred stock options to management, employees, or people who render services to the Company or its subsidiaries, and approved the development of the Long-Term Incentive Program that represents a new method of compensation of the strategic officers of the Company. The options can be exercised in a maximum of five years after the grace period.

a)         Summary of changes in the plan:

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average accrued market price	Initial balance on December 31, 2009	Granted	Cancelled	Exercised	End balance on June 30, 2010

2004	6.78	5 years	26.91	1,106,729	—	(4,702)	(63,547)	1,038,480
2005	10.58	3 years	26.91	426,401	—	(1,963)	(20,203)	404,235
2005	10.58	5 years	26.91	1,107,268	—	(3,926)	(127,204)	976,138
2006	12.86	5 years	26.91	1,682,616	—	(22,732)	(12,558)	1,647,326
2007	17.50	5 years	26.91	1,336,760	—	(17,903)	(10,034)	1,308,823
2008	26.19	5 years	26.91	1,128,810	—	(27,923)	(3,237)	1,097,650
2009	14.91	5 years	26.91	2,246,116	—	(38,054)	(11,771)	2,196,291
2010	29.12	5 years	26.91	—	1,208,576	(17,545)	—	1,191,031
				9,034,700	1,208,576	(134,748)	(248,554)	9,859,974

Year of grant	Exercise price - R$	Vesting period	Average accrued market price	Initial balance on December 31, 2008	Granted	Cancelled	Exercised	End balance on December 31, 2009

2003	2.65	5 years	20.64	62,106	—	—	(62,106)	—
2004	6.78	5 years	20.64	1,349,859	—	—	(243,130)	1,106,729
2005	10.58	3 years	20.64	470,263	—	(6,870)	(38,307)	425,086
2005	10.58	5 years	20.64	1,155,565	—	—	(48,297)	1,107,268
2006	12.86	5 years	20.64	1,839,817	—	(7,097)	(150,104)	1,682,616
2007	17.50	5 years	20.64	1,455,728	—	(12,079)	(106,889)	1,336,760
2008	26.19	5 years	20.64	1,180,300	—	(13,477)	(38,013)	1,128,810
2009	14.91	5 years	20.64	—	2,285,238	(35,529)	(3,593)	2,246,116
				7,513,638	2,285,238	(75,052)	(690,439)	9,033,385

As of June 30, 2010 the Company has a total of 10,535,444 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement and/or death.

b) Status of the plan as of June 30, 2010:

	Grant
	2004	2005	2006	2007	2008	2009	2010	Average
Total options granted	1,038,480	1,380,373	1,647,326	1,308,823	1,097,650	2,196,291	1,191,031
Exercise price- R$	6.78	10.58	12.86	17.50	26.19	14.91	29.12	16.42
Fair value of options on the granting date - R$ per option (*)	1.92	1.11	4.33	7.64	10.55	6.98	13.07	6.40
Average exercise period on the grant date (years)	5.00	5.00	5.00	4.90	4.89	4.87	4.86	4.93

(*) Calculated considering the model of Black-Scholes.

c) Economic assumptions used to recognize costs of employee compensation:

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. To determine fair value, the Company used the following economic assumptions:

	Grant 2010	Grant 2009	Grant 2008	Grant 2007	Grant 2006	Grant 2005	Grant 2004
Dividend yield	2.08%	4.13%	2.81%	4.32%	9.99%	7.90%	7.03%
Stock price volatility	57.95%	57.81%	37.77%	38.72%	41.51%	39.00%	43.31%
Risk-free rate of return	12.73%	12.32%	14.04%	12.40%	12.80%	8.38%	8.38%
Expected period until maturity	4.9 years	4.9 years	4.9 years	4.9 years	4.9 years	4.7 years	4.9 years

The Company settles this employee benefit plan by delivering shares it has issued, which are kept in treasury until the exercise of the options by its employees.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

II) Gerdau Ameristeel Corporation — (“Gerdau Ameristeel”)

In February 2010, the Board of Directors of Gerdau Ameristeel approved the adoption of the Equity Incentive Plan (the “EIP”), which is subject to shareholder approval.  The EIP is designed to grant awards, as determined by the Human Resources Committee of the Board of Directors. Awards under the EIP may take the form of stock options, Stock Appreciation Rights (“SARs”), deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted shares and/or other share-based awards. Except for stock options, which must be settled in common shares, awards may be settled in cash or common shares. The maximum number of common shares issuable under the EIP is 16,000,000.

For the portion of any award that is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a common share on the date of the award.  The vesting period for Options and SARs is determined by the Human Resources Committee at the time of grant.  Options and SARs have a maximum term of 10 years.  No more than 8,000,000 common shares may be issued under the EIP as SARs granted on a stand-alone basis.

With respect to any award granted in the form of DSUs, RSUs or PSUs, the number of common shares awarded to a participant and the vesting period of the award is determined by the Human Resources Committee. Under the EIP, no more than 1,000,000 common shares may be issued as DSUs and no more than 2,500,000 common shares may be issued as PSUs.

On March 12, 2010, an award of approximately US$ 11.8 million (R$ 21,258 as of June 30, 2010) was granted to participants under the EIP for 2010, subject to shareholder approval of the EIP. The Company issued 1,728,689 SARs, 277,621 RSUs, and 396,602 PSUs under this plan.  This award is being accrued over the vesting periods.

In connection with the proposed adoption of the EIP, the Company terminated the existing long-term incentive plans (“LTIP”) and no further awards will be granted under these LTIPs.  All outstanding awards under LTIPs will remain outstanding until they are exercised, forfeited or expire. As of June 30, 2010, there were 3,356,247 SARs, 2,026,701 stock options, and 548,997 phantom shares outstanding under LTIPs.  These awards are accrued over the vesting period.

An award valued at approximately US$ 10.6 million (R$ 19,096 as of June 30, 2010) was earned by participants under the long-term incentive plan in 2008 and was granted as follows: 40% in SARs, 30% in options and 30% in phantom stock. On March 5, 2009, the Company issued 2,002,116 options as part of this award.

Share Appreciation Rights (SARs)

SARs provide the holder with the opportunity to receive either common shares or a cash payment equal to the fair market value of the Company’s common shares less the grant price. The grant price is set at the closing price of the Company’s common shares on the grant date. SARs have a vesting period of four to five years and expire ten years after the grant date. Expenses with this plan are recognized based on the fair value of the awards that are still in the vesting period and remain outstanding at the end of the reporting period. The Black-Scholes option pricing model is used to calculate an estimate of fair value.   The Company has SARs that may be settled in shares or in cash.  For equity-settled SARs, the fair value is estimated only on the grant date. For cash-settled SARs, the fair value is remeasured at each reporting date.

The weighted average fair value of SARs granted during the six months ended June 30, 2010 was US$ 3.72 (R$ 6.70 as of June 30, 2010) and the main assumptions used in the application of the Black-Scholes option pricing model were as follows:

2010
Dividend yield	2.77%
Volatility in the share price	60.99%
Free rate of return risk	2.81%
Expected period to maturity	6.51 years

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions. Expected volatility was based on historical volatility of the Company’s stock as well as other companies operating similar businesses. The expected life (in years) was

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

determined using historical data to estimate SARs exercise patterns. The expected dividend yield was based on the historical annualized dividend rates. The risk free interest rate was based on the rate for US Treasury bonds commensurate with the expected term of the granted SARs.

Restricted Share Units (RSUs)

RSUs entitle their holders to receive a certain number of common shares after a determined vesting period. The RSUs have a vesting period of five years. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by the Company on its common shares at each dividend payment date, which are reinvested as additional RSUs. Expenses related to RSUs are recognized over the vesting period based on the fair value of the Company’s common shares on the grant date and the awards that are expected to be granted. The fair value is calculated based on the closing price of the Company’s common shares on the NYSE on the grant date. The weighted average fair value of RSUs granted was US$ 7.89 (R$ 14.21 as of June 30, 2010) for the six months ended June 30, 2010.

Performance Share Units (PSUs)

PSUs give the holder the right to receive one common share for each unit that vests on the vesting date as determined by the Human Resources Committee. The holders of PSUs accumulate additional units based upon notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional PSUs. The percentage of PSUs initially granted depends upon the Company’s performance over the performance period against pre-established performance goals.

Expenses related to each PSU grant are recognized over the performance period based upon the fair value of the Company’s common shares on the grant date and the number of units expected to be exercised. The fair value is calculated based on the closing price of the Company’s common shares on the NYSE on the date of grant. The weighted average fair value of PSUs granted was $7.89 (R$ 14.21 as of June 30, 2010) for the six months ended June 30, 2010.

Stock Options

The stock options have a vesting period of four years as determined by the Human Resources Committee. The maximum term of an option is 10 years from the grant date. Options under the plan are granted at the closing price of the Company’s common shares on the grant date.

There were no stock options granted under the EIP during the six months ended June 30, 2010.  The grant date fair value of stock options granted under the long-term incentive plans during the six months ended June 30, 2009 was US$ 1.59 (R$ 2.86 as of June 30, 2010). The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants based on the table below.

2009
Dividend yield	3.10%
Volatility in the share price	62.95%
Free rate of return risk	1.99%
Expected period to maturity	6.25 years

The table below summarizes stock options:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

	June 30, 2010			December 31, 2009
		Average market			Average market price in
	Number of shares	price in the period		Number of shares	the period
		US$	R$		US$	R$
Available at the beginning of the year	2,828,498	5.79	10.43	1,307,036	9.13	15.90
Options granted	—	—	—	2,002,116	3.48	6.06
Options exercised (a)	(271,206)	3.16	5.69	(108,590)	1.98	3.45
Options cancelled	(292,357)	4.48	8.07	(372,064)	6.18	10.76
Available at the end of the year	2,264,935	6.28	11.31	2,828,498	5.79	10.08

Shares exercised	1,031,520			665,320

(a) The weighted-average price of the subsidiary’s stock at the date of exercise for stock options exercised during the six months ended June 30, 2010 and 2009 was US$ 3.16 and US$ 1.95, respectively.

The table below summarizes information on purchase options of Gerdau Ameristeel shares available as of June 30, 2010:

Excercise price range	Quantity Available	Average period of grace (in year)	Average price of exercise		Number exercisable at June 30, 2010
			US$	R$
US$ 1,38 to US$ 3,48 (R$ 2,49 to R$ 6,27)	1,532,861	7.6	3.19	5.75	513,274
US$ 9,50 to US$ 10,90 (R$ 17,11 to R$ 19,63)	428,140	6.4	10.53	18.97	350,121
US$ 15,86 (R$ 28,57)	303,934	7.7	15.86	28.57	168,125
	2,264,935				1,031,520

During the six months ended June 30, 2010 and 2009, the compensation costs recognized by the subsidiary for all equity-settled awards were US$ 1.3 million (R$ 2,342 as of June 30, 2010) and US$ 2.8 million (R$ 5,044 as of June 30, 2010), respectively. The subsidiary recorded expense of US$ 8.9 million (R$ 16,033 as of June 30, 2010) and US$ 3.3 million (R$ 5,945 as of June 30, 2010) related to cash-settled awards for the six months ended June 30, 2010 and 2009, respectively.

As of June 30, 2010 and December 31, 2009, the outstanding liabilities for share-based payment transactions included in other non-current liabilities presented in the Company’s condensed consolidated balance sheets was US$ 25.8 million (R$ 46,479 as of June 30, 2010) and US$ 21.7 million (R$ 39,093 as of June 30, 2010), respectively.  The total intrinsic value of share-based liabilities, which participants may exercise in cash was US$ 5.7 million (R$ 10,269 as of June 30, 2010) and US$ 1.5 million (R$ 2,702 as of June 30, 2010) as of June 30, 2010 and December 31, 2009, respectively.

III) Gerdau MacSteel Inc. (“Gerdau MacSteel”)

Gerdau Macsteel Inc. and its subsidiaries have long-term incentive plans that are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets.  Bonuses which have been earned are awarded after the end of the year in the form of cash or stock appreciation rights (“SARs”).  The portion of any bonus which is payable in cash is to be paid in the form of phantom stock.  The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the market value of the Gerdau S.A. Common Share at the date the award of phantom stock is made, based in the average price of Common Shares in the New York Stock Exchange. Phantom stock and SAR’s vest 25% on each of the first four anniversaries of the date of the award. Phantom Stock is paid in cash when exercised. An award of approximately US$ 0.7 million (R$ 1,261 as of June 30, 2010) was earned by participants in 2009 and was granted 80% in SARs and 20% in phantom stock.

The subsidiary Gerdau MacSteel uses the Black-Scholes pricing method to determine the fair value of stock appreciation rights, recognizing the stock compensation cost as services are provided. The subsidiary used the following economic assumptions to recognize the fair value of these instruments:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

Dividend yield	1.79%
Volatility in the share price	71.75%
Free rate of return risk	2.034%
Expected period to maturity	4.93 years

As of June 30, 2010 long-term incentive plan costs not yet recorded related to grants still in the grace period amounted to approximately US$ 2.0 million (R$ 3,538 as of June 30, 2010), and the average period for recognizing these costs was 4.93 years.

NOTE 17 — SEGMENT REPORTING

The Gerdau Executive Committee, which is composed of most of the senior officers of the Company, is responsible for managing the business.

Beginning the second quarter of 2009, the Board approved the proposal of the Gerdau’s Executive Committee related to the new governance of the Company, which established new business segmentation where former segments Long Steel Brazil and Açominas Ouro Branco were combined under a single business segment, Brazil Operation. The current segments of the Company are as follows: Brazil Operation (includes operations in Brazil, except specialty steels), North America Operation (includes all operations in North America, except those of Mexico and specialty steels (Macsteel)), Latin America Operation (includes all operations in Latin America, except Brazil) and Specialty Steel Operation (including specialty steel operations in Brazil, Europe, the United States and India).

	Business Segments
	Brazil Operation		North America Operation		Latin America Operation		Specialty Steels Operation		Eliminations and Adjustments		Consolidated
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Net sales	6,438,636	4,853,323	4,315,662	4,510,504	1,705,644	1,709,609	3,215,004	2,374,644	(271,612)	(78,780)	15,403,334	13,369,300
Cost of sales	(4,693,166)	(3,637,441)	(3,873,039)	(4,276,536)	(1,400,772)	(1,787,638)	(2,498,926)	(2,391,694)	283,862	223,183	(12,182,041)	(11,870,126)
Gross profit	1,745,470	1,294,661	442,623	233,968	304,872	(67,703)	716,078	(12,896)	12,250	144,403	3,221,293	1,499,174
Selling expenses	(141,135)	(99,854)	(38,314)	(27,236)	(34,082)	(33,506)	(45,698)	(51,642)	80	(24)	(259,149)	(212,262)
General and administrative expenses	(398,175)	(400,829)	(221,943)	(252,160)	(75,404)	(96,469)	(126,153)	(165,803)	(36,044)	(30,141)	(857,719)	(945,402)
Impairment of assets	—	—	—	(71,538)	—	(136,491)	—	(872,034)	—	—	—	(1,080,063)
Other operating income (expenses)	(8,150)	5,264	6,555	(9,468)	16,987	4,503	(23,556)	19,380	31,676	36,937	23,512	56,616
Equity in earnings of unconsolidated companies	—	—	46,305	(34,680)	18,131	(71,349)	(9,903)	(19,277)	6,695	4,590	61,228	(120,716)
Operational (Loss) income before financial income (expenses) and taxes	1,198,010	720,463	235,226	(161,114)	230,504	(411,341)	510,768	(1,106,426)	14,657	155,765	2,189,165	(802,653)
Finacial income	58,353	58,727	1,513	56,396	22,387	5,478	116,253	41,235	(51,024)	76,999	147,482	238,835
Financial expenses	(204,329)	(191,965)	(114,281)	(178,064)	(36,511)	(89,328)	(113,117)	(142,588)	(87,296)	(126,419)	(555,534)	(728,364)
Exchange variations, net	(119,321)	900,932	5,452	(26,740)	13,866	54,388	(1,334)	35,584	4,901	(119,218)	(96,436)	844,946
Gain and losses on derivatives, net	—	(29,928)	—	—	(2,409)	(2,585)	2,310	(23,398)	2,567	39,625	2,468	(16,286)
Income before taxes	932,713	1,458,229	127,910	(309,522)	227,837	(443,388)	514,880	(1,195,593)	(116,195)	26,752	1,687,145	(463,522)
Income and social contribution taxes	(223,045)	(385,436)	(1,432)	161,551	(43,891)	(7,926)	(146,004)	385,909	155,940	15,328	(258,432)	169,426
Net income	709,668	1,072,793	126,478	(147,971)	183,946	(451,314)	368,876	(809,684)	39,745	42,080	1,428,713	(294,096)

Supplemental information:
Net sales between segments	1,113,061	846,795	81,191	34,973	—	13,222	128,978	43,594	273,639	32,192	1,596,869	970,776
Depreciation/amortization	466,235	335,071	221,034	302,995	68,554	41,253	182,898	225,334	(6,880)	12,210	931,841	916,863
Investments in associates and jointly-controlled entities	—	—	277,007	288,442	856,858	907,432	25,891	27,568	111,246	108,308	1,271,002	1,331,750
Total assets	14,166,755	14,090,536	13,307,392	16,656,185	4,806,592	5,117,462	10,501,411	8,817,935	3,545,601	4,589,533	46,327,751	49,271,651
Total liabilities	5,565,878	6,645,510	6,044,933	8,852,992	1,490,191	2,076,258	5,458,791	4,667,882	4,540,085	4,705,255	23,099,878	26,947,897

The main products by business segment are:

Brazil Operation: rebar, bars, wire rod, shapes, drawn products, billets, blooms, slabs, wire rod and structural shapes.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

Latin America Operation: rebar, bars and drawn products.

Specialty Steel Operation: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Condensed Consolidated Interim Financial Statements.

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

	Geographic Area
	Brazil		Latin America (1)		North America (2)		Europe		Consolidated
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Net sales	10,794,580	5,724,357	1,705,644	1,709,609	2,508,804	5,063,674	394,306	871,660	15,403,334	13,369,300
Total assets	21,284,391	21,400,503	4,806,592	5,117,462	17,914,641	19,829,938	2,322,127	2,923,748	46,327,751	49,271,651

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

The disclosure of the revenue by products is not presented because such information is not retained by the Company on a consolidated basis and the cost to develop it would be excessive. The Company has this information only in volumes.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

NOTE 18 — EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IFRS, the Consolidated Statement of Income by nature is as follows:

	Three-Month period ended		Six-Month period ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Depreciation and amortization	(472,087)	(442,477)	(931,841)	(916,863)
Labor expenses	(1,065,690)	(956,944)	(2,042,995)	(1,990,141)
Raw material and consumption material	(4,537,407)	(3,896,723)	(8,446,492)	(8,304,917)
Freight	(402,842)	(295,115)	(749,309)	(545,687)
Impairment of assets	—	(978,594)	—	(978,594)
Restructuring costs	—	(101,469)	—	(101,469)
Other expenses	(615,963)	(601,681)	(1,104,760)	(1,213,566)
	(7,093,989)	(7,273,003)	(13,275,397)	(14,051,237)

Classified as:
Cost of sales	(6,481,762)	(5,643,588)	(12,182,041)	(11,870,126)
Selling expenses	(137,924)	(106,097)	(259,149)	(212,262)
General and administrative expenses	(475,658)	(453,201)	(857,719)	(945,402)
Impairment of assets	—	(978,594)	—	(978,594)
Restructuring costs	—	(101,469)	—	(101,469)
Other operating income	9,910	29,233	48,518	111,324
Other operating expenses	(8,555)	(19,287)	(25,006)	(54,708)
	(7,093,989)	(7,273,003)	(13,275,397)	(14,051,237)

NOTE 19 — FINANCIAL INCOME

The amounts recorded as “Financial Income” include: income from short-term investments in the amount of R$ 101,484 (R$ 140,771 as of June 30, 2009) and interest income and other financial incomes in the amount of R$ 45,998 (R$ 98,064 as of June 30, 2009).

The amounts recorded as “Financial Expenses” include: Interest on the debt in the amount of R$ 427,056 (R$ 562,707 as of June 30, 2009) and monetary variation and other financial expenses in the amount of R$ 128,478 (R$ 165,657 as of June 30, 2009).

The amounts recorded as “Exchange Variation, net” include principally the exchange variation of export receivables, import payables, and debts in foreign currency. Net exchange variation totaled an expense of R$ 96,436 as of June 30, 2010 (income of R$ 844,946 as of June 30, 2009).

The gains and losses on derivatives, net include income and expenses arising from fluctuation in the value of derivatives. As of June 30, 2010, the gains and losses with derivatives, net total an income of R$ 2,468 (expense of R$ 16,286 as of June 30, 2009).

NOTE 20 - SUBSEQUENT EVENTS

I) On August 2, 2010, the Company proposed to anticipate the payment of dividends on income of the three months period ended June 30, 2010, which will be calculated and credited on the shareholding interest owned on August 16, 2010, in the amount of R$ 199 million (R$ 0.14 per common and preferred share), with payment on August 26, 2010. These amounts were considered as payment in advance of the minimum dividends established by the Company’s bylaws, and were submitted to the approval of the Board of Directors on August 5, 2010.

II) On August 12, 2010, the Company announced the conclusion of the acquisition of an additional interest of 49.1% in the total capital of Cleary Holdings Corp., which holds controlling interests in metallurgical coke production units and coking coal reserves in Colombia. The amount to be disbursed to acquire the 49.1% interest in Cleary Holdings Corp. is US$ 57

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(Unaudited)

million and this additional stake will increase Gerdau’s interest in this Company’s capital to 100%. This acquisition is consistent with the strategy of guaranteeing the supply of coking coal or metallurgical coke for steel production at the Gerdau Group’s integrated plants using a structure based in Colombia to produce and export these inputs.

III) On August 20, 2010, the Company announced that it has elected to redeem all of the 8.875% Guaranteed Perpetual Bonds on September 22, 2010 (the “Redemption Date”), in the aggregate totaling US$ 600 million, plus accrued and unpaid interest to the Redemption Date and any Additional Amounts payable with respect thereto. Bonds called for redemption must be surrendered to the Paying Agent prior to, or on, the Redemption Date, to collect the Redemption Price, according to the notice sent to the bondholders on August 18, 2010. Upon redemption of the Bonds, all the Bonds will be cancelled. Once all Bonds have been fully redeemed and cancelled, the Company intends to de-list the Bonds from the Singapore Exchange Securities Trading Limited (the “SGX-ST”).

IV) On August 30, 2010, the Company announced that, pursuant to the Arrangement agreement of June 30, 2010, acquired all of the issued and outstanding common shares of Gerdau Ameristeel not already owned, directly or indirectly, by it for US$ 11.00 in cash per share. The common shares of Gerdau Ameristeel from the Toronto Stock Exchange and the New York Stock Exchange were delisted. Concurrent with the delisting of its common shares, Gerdau Ameristeel is applying all applicable Canadian securities regulatory authorities and to the Securities and Exchange Commission in order to cease to be a reporting issuer, and to withdraw its shares from registration, respectively.

********************************